UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2013

COMMISSION FILE NUMBER 0-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

IMPORTANT INFORMATION FOR SHAREHOLDERS

Notice of the Annual General Meeting of Shareholders

and

Information Circular

March 8, 2013

www.methanex.com

Methanex Corporation	1800 Waterfront Centre 200 Burrard Street Vancouver, British Columbia Canada V6C 3M1	Telephone: 604 661 2600 Facsimile: 604 661 2602 www.methanex.com

March 8, 2013

INVITATION TO SHAREHOLDERS

On behalf of the Board of Directors of Methanex Corporation, I would like to invite you to join us at our Annual General Meeting of shareholders. The meeting will be held at the Vancouver Convention Centre - East Building in Vancouver, British Columbia on Thursday, April 25, 2013 at 11:00 a.m.

As the new President & Chief Executive Officer, this will be my first opportunity to speak to shareholders at the Annual General Meeting and I am excited to share with you our strategy for the future and review our 2012 performance. Attending the meeting also provides you with an excellent opportunity to meet the Company’s directors and senior management and ask them any questions you may have.

We hope that you will attend the Annual General Meeting and we look forward to seeing you there. If you are unable to attend, the meeting will also be webcast live on the Investor Relations section of our website: www.methanex.com.

Sincerely,

John Floren
President & Chief Executive Officer

i

METHANEX CORPORATION

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting (the “Meeting”) of the shareholders of Methanex Corporation (the “Company”) will be held at the following time and place:

DATE:	Thursday, April 25, 2013

TIME:	11:00 a.m. (Pacific Time)

PLACE:	Meeting Rooms 1 to 3 (Parkview Terrace)
Vancouver Convention Centre - East Building
999 Canada Place
Vancouver, British Columbia

The Meeting is being held for the following purposes:

1.	to receive the Consolidated Financial Statements for the financial year ended December 31, 2012 and the Auditors’ Report on such statements;

2.	to elect directors;

3.	to reappoint the auditors and authorize the Board of Directors to fix the remuneration of the auditors;

4.	to consider and approve, on an advisory basis, a resolution to accept the Company’s approach to executive compensation disclosed in the accompanying Information Circular; and

5.	to transact such other business as may properly come before the Meeting.

If you hold common shares of the Company and do not expect to attend the Meeting in person, please complete the enclosed proxy form and either fax it to 1 416 368 2502 or toll-free in North America to 1 866 781 3111 or forward it to Canadian Stock Transfer Company Inc. (the Administrative Agent for CIBC Mellon Trust Company) using the envelope provided with these materials. Proxies must be received no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for commencement of the Meeting or any adjournment thereof.

DATED at the City of Vancouver, in the Province of British Columbia, this 8th day of March, 2013.

BY ORDER OF THE BOARD OF DIRECTORS

RANDY MILNER Senior Vice President, General Counsel and Corporate Secretary

ii

METHANEX CORPORATION

INFORMATION CIRCULAR

Information contained in this Information Circular is given as at March 8, 2013 unless otherwise stated.

PART I VOTING

Solicitation of proxies

This Information Circular is provided in connection with the solicitation of proxies by or on behalf of the management and Board of Directors (the “Board”) of Methanex Corporation (the “Company”) for use at the Annual General Meeting (the “Meeting”) of the shareholders of the Company to be held at the time and place (including any adjournment or postponement thereof) and for the purposes described in the accompanying Notice of Annual General Meeting of Shareholders.

It is anticipated that this Information Circular and the accompanying proxy form will be mailed on or about March 22, 2013 to holders of common shares of the Company (“Common Shares”).

What will be voted on at the Meeting?

Shareholders will be voting on those matters that are described in the accompanying Notice of Annual General Meeting of Shareholders. The Notice includes all the matters to be presented at the Meeting that are presently known to management. A simple majority (that is, greater than 50%) of the votes cast, in person or by proxy, will constitute approval of these matters, other than the election of directors and the appointment of auditors.

Who is entitled to vote?

Only registered holders of Common Shares (“Registered Shareholders”) on March 11, 2013 (the “Record Date”) are entitled to vote at the Meeting or at any adjournment or postponement thereof. Each Registered Shareholder will have one vote for each Common Share held at the close of business on the Record Date. As of March 8, 2013, there were 94,702,644 Common Shares outstanding. As of that date, to the knowledge of the directors and senior officers of the Company, the only person who beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights of the Company was Wellington Management Company, LLP. Based on the information filed by them on February 14, 2013, Wellington Management Company, LLP has shared dispositive power over 11,817,232 Common Shares, representing approximately 12.5% of the voting rights attached to the Company’s voting securities, and shared voting power over 9,130,282 Common Shares, representing approximately 9.6% of the voting rights attached to the Company’s voting securities.

Can I vote Common Shares that I acquired after the Record Date (March 11, 2013)?

No. Only Common Shares that are held by a shareholder at the close of business on the Record Date are entitled to be voted at the Meeting.

How do I vote?

If you are a Registered Shareholder, there are two ways in which you can vote your shares. You can either vote by proxy or vote in person at the Meeting.

Voting by proxy

If you do not plan to come to the Meeting, you can have your vote counted by appointing someone who will attend the Meeting as your proxyholder. In the proxy, you can either direct your proxyholder as to how you want your shares to be voted or let your proxyholder choose for you. You can always revoke your proxy if you decide to attend the Meeting and wish to vote your shares in person (see “How do I revoke a proxy?” on page 3).

Voting in person

Registered Shareholders who will attend the Meeting and wish to vote their shares in person should not complete a proxy form. Your vote will be taken and counted at the Meeting. Please register with the transfer agent, CIBC Mellon Trust Company, when you arrive at the Meeting.

What if I am not a Registered Shareholder?

Many shareholders are “non-registered shareholders.” Non-registered shareholders are shareholders whose shares are registered in the name of an intermediary (such as a bank, trust company, securities broker, trustee or custodian). Unless you have previously informed your intermediary that you do not wish to receive materials relating to the Meeting, you should receive or have already received from your intermediary either a request for voting instructions or a proxy form.

Intermediaries have their own mailing procedures and provide their own instructions to shareholders. These procedures may allow you to provide your voting instructions by telephone, on the Internet, by mail or by fax. You should carefully follow the directions and instructions received from your intermediary to ensure that your Common Shares are voted at the Meeting.

If you wish to vote in person at the Meeting you should follow the procedure in the directions and instructions provided by or on behalf of your intermediary. You will not need to complete any voting or proxy form as your vote will be taken at the Meeting. Please register with the transfer agent, CIBC Mellon Trust Company, when you arrive at the Meeting.

What is a proxy?

A proxy is a document that authorizes someone else to attend the Meeting and cast your votes for you. Registered Shareholders may use the enclosed proxy form, or any other valid proxy form, to appoint a proxyholder. The enclosed proxy form authorizes the proxyholder to vote and otherwise act for you at the Meeting, including any continuation after the adjournment or postponement of the Meeting.

If you are a Registered Shareholder and you complete the enclosed proxy, your shares will be voted as instructed. If you do not mark any boxes, your proxyholder can vote your shares at his or her discretion. See “How will my shares be voted if I give my proxy?” below.

How do I appoint a proxyholder?

Your proxyholder is the person you appoint and name on the proxy form to cast your votes for you. You can choose anyone you want to be your proxyholder. Your proxyholder does not have to be another shareholder. Just fill in the person’s name in the blank space provided on the enclosed proxy form or complete any other valid proxy form and deliver it to Canadian Stock Transfer Company Inc. (Administrative Agent for CIBC Mellon Trust Company) within the time specified below for receipt of proxies.

If you leave the space on the proxy form blank, either Thomas Hamilton or John Floren, both of whom are named in the form, are appointed to act as your proxyholder. Mr. Hamilton is the Chairman of the Board and Mr. Floren is President & Chief Executive Officer of the Company.

For the proxy to be valid, it must be completed, dated and signed by the holder of Common Shares (or the holder’s attorney as authorized in writing) and then delivered to the Company’s transfer agent, CIBC Mellon Trust Company, in the envelope provided or by fax to 1 416 368 2502 or toll-free in North America to 1 866 781 3111 and received no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment or postponement thereof.

How will my shares be voted if I give my proxy?

If you have properly filled out, signed and delivered your proxy, then your proxyholder can vote your shares for you at the Meeting. If you have specified on the proxy form how you want to vote on a particular issue (by marking FOR, AGAINST or WITHHOLD), then your proxyholder must vote your shares accordingly.

If you have not specified how to vote on a particular issue, then your proxyholder will vote your shares as he or she sees fit. However, if you have not specified how to vote on a particular issue and Mr. Hamilton or Mr. Floren has been appointed as proxyholder, your shares will be voted in favour of all resolutions proposed by management. For more information on these resolutions, see “Part II BUSINESS OF THE MEETING.” The enclosed form of proxy confers discretionary authority upon the proxyholder you name with respect to amendments or variations to the matters identified in the accompanying Notice of Annual General Meeting of Shareholders and any other matters that may properly come before the Meeting. If any such amendments or variations are proposed to the matters described in the Notice, or if any other matters properly come before the Meeting, your proxyholder may vote your shares as he or she considers best.

How do I revoke a proxy?

Only Registered Shareholders have the right to revoke a proxy. Non-registered shareholders who wish to change their voting instructions must, in sufficient time in advance of the Meeting, arrange for their intermediaries to change their vote and if necessary revoke their proxy.

If you are a Registered Shareholder and you wish to revoke your proxy after you have delivered it, you can do so at any time before it is used. You or your authorized attorney may revoke a proxy by (i) clearly stating in writing that you want to revoke your proxy and delivering this revocation by mail to Proxy Department, Canadian Stock Transfer Company Inc., P.O. Box 721, Agincourt, ON M1S 0A1, Canada or by fax to 1 416 368 2502 or toll-free in North America to 1 866 781 3111, or by mail to the registered office of the Company, Suite 1800, 200 Burrard Street, Vancouver, BC V6C 3M1, Canada, Attention: Corporate Secretary, or by fax to the Company to 1 604 661 2602, at any time up to and including the last business day preceding the day of the Meeting or any adjournment or postponement thereof or (ii) in any other manner permitted by law. Revocations may also be hand-delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment or postponement thereof. Such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority confirmed by the proxy. If you revoke your proxy and do not replace it with another in the manner described in “How do I appoint a proxyholder?” above, you will be able to vote your shares in person at the Meeting.

Who pays for this solicitation of proxies?

The cost of this solicitation of proxies is paid by the Company. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone or other means of communication by directors and regular employees of the Company without special compensation. In addition, the Company may retain the services of agents to solicit proxies on behalf of its management. In that event, the Company will compensate any such agents for such services, including reimbursement for reasonable out-of-pocket expenses, and will indemnify them in respect of certain liabilities that may be incurred by them in performing their services. The Company may also reimburse brokers or other persons holding Common Shares in their names, or in the names of nominees, for their reasonable expenses in sending proxies and proxy material to beneficial owners and obtaining their proxies.

Who counts the votes?

The Company’s transfer agent, CIBC Mellon Trust Company, counts and tabulates the proxies. This is done independently of the Company to preserve confidentiality in the voting process. Proxies are referred to the Company only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet legal requirements.

How do I contact the transfer agent?

If you have any inquiries, you can contact the Company’s principal registrar and transfer agent, CIBC Mellon Trust Company, through its Administrative Agent, Canadian Stock Transfer Company Inc., as follows:

Email:	inquiries@canstockta.com
Toll-free:	1 800 387 0825
Telephone:	1 416 682 3860
Mail:	Canadian Stock Transfer Company Inc.
PO Box 700
Station B
Montreal, Quebec H3B 3K3

The Company’s co-registrar and co-transfer agent in the United States is American Stock Transfer & Trust Company LLC; however, all shareholder inquiries should be directed to CIBC Mellon Trust Company.

PART II BUSINESS OF THE MEETING

RECEIVE THE FINANCIAL STATEMENTS

The Company’s consolidated financial statements for the year ended December 31, 2012 will be received by shareholders of the Company at the Meeting and are included in the Annual Report, which has been mailed to Registered Shareholders as required under the Canada Business Corporations Act (“CBCA”) and to non-registered shareholders who have requested such financial statements.

ELECTION OF DIRECTORS

The directors of the Company are elected each year at the Annual General Meeting of the Company and hold office until the close of the next Annual General Meeting or until their successors are elected or appointed in accordance with applicable law. The Company has a majority voting policy for election of directors that is described on page 19. The articles of the Company provide that the Company must have a minimum of 3 and a maximum of 15 directors. The bylaws of the Company state that, when the articles of the Company provide for a minimum and maximum number of directors, the number of directors within the range may be determined from time to time by resolution of the Board. The Board, on an annual basis, considers the size of the Board. On March 8, 2013, the directors resolved that the Board shall consist of 11 directors, such size being consistent with effective decision-making.

The Corporate Governance Committee recommends to the Board nominees for election as directors through a process described on page 18, under the heading “Nominating Committee and Nomination Process.” The persons listed below are being proposed for nomination for election at the Meeting. The persons named as proxyholders in the accompanying proxy, if not expressly directed otherwise, will vote the Common Shares for which they have been appointed proxyholder in favour of electing those persons listed below as nominees for directors.

The following table sets out the names, ages and places of residence of all the persons to be nominated for election as directors of the Board, along with other relevant information, including the number and market value of Common Shares, Deferred Share Units (“DSUs”) and Restricted Share Units (“RSUs”) held by each of them as at the date of this Information Circular and which standing committees (each a “Committee”) of the Board such existing directors are members. In the case of Mr. Aitken, who retired as President & Chief Executive Officer (“CEO”) on December 31, 2012, and Mr. Floren, who was appointed President & CEO effective January 1, 2013, the table also includes the number of Performance Share Units (“PSUs”) that they hold. Information regarding Messrs. Aitken’s and Floren’s stock options and other holdings can be found in the “Outstanding Option-Based Awards and Share-Based Awards” table on page 45. The following table also sets out whether a nominee is independent or not independent. See page 15 for information on how director independence is determined. All amounts are in Canadian dollars.

BRUCE AITKEN

Age: 58

Vancouver, BC, Canada

Director since: July 2004

Not Independent

Committee memberships as at the date of the Information Circular:

- Public Policy Committee

- Responsible Care Committee

Mr. Aitken is a corporate director. He was President & CEO of the Company from May 2004 until his retirement on December 31, 2012. Prior to this, Mr. Aitken was President & Chief Operating Officer of the Company from September 2003 and prior to that he was Senior Vice President, Asia Pacific of the Company (based in New Zealand). He has also held the position of Vice President, Corporate Development (based in Vancouver). He was an employee of the Company and its predecessor methanol companies for approximately 22 years. Prior to joining the Company, Mr. Aitken worked in various executive roles for Fletcher Challenge Ltd. in New Zealand.

Mr. Aitken has a Bachelor of Commerce degree from the University of Auckland and is a member of the New Zealand Institute of Chartered Accountants, ACA (Associate Chartered Accountant).

2012 Board / Committee Memberships	2012 Attendance	Total 2012 Attendance at Board and Committee Meetings(1)		Other Current Board Memberships
Member of the Board	8 of 8	8 of 8	100%	Enerkem Inc. (since 2010)

Share and Share Equivalents Held as of March 8, 2013:

Common Shares(2) (#)	Total DSUs, RSUs and PSUs (3)(4)(5) (#)	Total of PSUs (50% of balance), Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and PSUs(6) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements? (7)
138,289	387,681	428,069	14,639,960	200,000	Yes

HOWARD BALLOCH

Age: 61

Beijing, China

Director since: December 2004

Independent

Committee memberships as at the date of the Information Circular:

- Audit, Finance & Risk Committee

- Public Policy Committee (Chair)

Mr. Balloch is a corporate director and private investor resident in Beijing, China. From January 2011 to March 2013, he was Chairman of Canaccord Genuity Asia Limited, an investment banking firm specializing in China and international firms active in the Chinese market. Prior to this, Mr. Balloch was President of The Balloch Group from 2001 until January 2011 when it was acquired by Canaccord Financial Inc. Prior to this, from 1996 to 2001,

Mr. Balloch was the Canadian Ambassador to the People’s Republic of China. Mr. Balloch holds a Bachelor of Arts (Honours) in Political Science and Economics and a Master’s degree in International Relations, both from McGill University, Montreal.

2012 Board / Committee Memberships	2012 Attendance	Total 2012 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board	8 of 8			BeiKai Capital (private) (since 2011) Ivanhoe Energy Inc. (since 2002)
Public Policy Committee (Chair)	2 of 2	13 of 13	100%
Responsible Care Committee	3 of 3

Share and Share Equivalents Held as of March 8, 2013:

Common Shares(2) (#)	Total DSUs and RSUs(3)(5) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(6) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements? (7)
1,700	41,144	42,844	1,465,265	200,000	Yes

PHILLIP COOK

Age: 66

Austin, Texas, USA

Director since: May 2006

Independent

Committee memberships as at the date of the Information Circular:

- Public Policy Committee

- Responsible Care Committee (Chair)

Mr. Cook is a corporate director. He held the position of Senior Advisor of The Dow Chemical Company from June 2006 until his retirement in January 2007. Dow Chemical provides chemical, plastic and agricultural products and services. Prior to his Senior Advisor position, Mr. Cook was Corporate Vice President, Strategic Development and New Ventures of Dow Chemical from 2005. Mr. Cook previously held senior positions with Dow Chemical including Senior Vice President, Performance Chemicals and Thermosets from 2003, and from 2000 he held the position of Business Vice President, Epoxy Products and Intermediates.

Mr. Cook holds a Bachelor of Mechanical Engineering from the University of Texas at Austin.

2012 Board / Committee Memberships	2012 Attendance	Total 2012 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board	8 of 8			Cockrell School of Engineering Advisory Board (since 2004) and the Environmental Sciences Institute Advisory Board (since 2010) of the University of Texas at Austin (educational institution)
Public Policy Committee	2 of 2	13 of 13	100%
Responsible Care Committee (Chair)	3 of 3

Share and Share Equivalents Held as of March 8, 2013:

Common Shares(2) (#)	Total DSUs and RSUs(3)(5) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(6) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements? (7)
18,100	10,051	28,151	962,764	200,000	Yes

JOHN FLOREN Age: 54 Eastham, Massachusetts, USA Director since: January 2013 Not Independent

Mr. Floren became President & CEO of the Company on January 1, 2013. Prior to this appointment, Mr. Floren was Senior Vice President, Global Marketing & Logistics of the Company from June 2005 and, prior to that, Director, Marketing & Logistics, North America from May 2002. He has been an employee of the Company for approximately 13 years and has worked in the chemical industry for over 27 years.

Mr. Floren holds a Bachelor of Arts in Economics from the University of Manitoba. He is also a graduate of the Harvard Business School’s Program for Management Development and has attended the International Executive Program at INSEAD. Most recently he attended the Directors Education Program at the Institute of Corporate Directors.

2012 Board / Committee Memberships(8)	2012 Attendance	Total 2012 Attendance at Board and Committee Meetings		Other Current Board Memberships
—	—	—	—	None

Share and Share Equivalents Held as of March 8, 2013:

Common Shares(2) (#)	Total DSUs and PSUs(3)(4) (#)	Total of PSUs (50% of balance), Common Shares and DSUs (#)	Total Market Value of Common Shares, DSUs and PSUs(6) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements? (7)
61,988	82,828	103,402	3,536,348	3,695,000	No

THOMAS HAMILTON Age: 69 Houston, Texas, USA Director since: May 2007 Independent

Mr. Hamilton has been Chairman of the Board of the Company since May 2010. He has been co-owner of Medora Investments, a private investment firm in Houston, Texas, since April 2003. Mr. Hamilton was Chairman, President and Chief Executive Officer of EEX Corporation, an oil and natural gas exploration and production company, from January 1997 until his retirement in November 2002. From 1992 to 1997, Mr. Hamilton served as Executive Vice President of Pennzoil Company and as President of Pennzoil Exploration and Production Company, one of the largest US-based independent oil and gas companies. Previously, Mr. Hamilton held senior positions at other oil and gas companies including BP, Standard Oil Company and ExxonMobil Corp.

Mr. Hamilton holds a Master of Science and a PhD in Geology from the University of North Dakota. He also has a Bachelor of Science in Geology from Capital University, Columbus, Ohio.

2012 Board / Committee Memberships(10)	2012 Attendance	Total 2012 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board	8 of 8	8 of 8	100%	FMC Technologies, Inc. (since 2001) HCC Insurance Holdings, Inc. (since 2008) Hercules Offshore Inc. (since 2004) Mental Health and Mental Retardation Authority, Harris County, Texas (non-profit quasi-government agency) (since 2000)

Share and Share Equivalents Held as of March 8, 2013:

Common Shares(2) (#)	Total DSUs and RSUs(3)(5) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(6) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements? (7)
24,000	15,180	39,180	1,339,956	750,000	Yes

ROBERT KOSTELNIK

Age: 61

Corpus Christi, Texas, USA

Director since: September 2008

Independent

Committee memberships as at the date of the Information Circular:

- Corporate Governance Committee

- Responsible Care Committee

Mr. Kostelnik has been a principal in GlenRock Recovery Partners, LLC since February 2012. GlenRock Recovery Partners facilitates the sale of non-fungible hydrocarbons in the United States. Prior to this, he was President and Chief Executive Officer of Cinatra Clean Technologies, Inc. from 2008 to May 2011. Mr. Kostelnik held the position of Vice President of Refining for CITGO Petroleum Corporation from July 2006 until his retirement in 2007. He held a number of senior positions during his 16 years with CITGO. Previously, Mr. Kostelnik held various management positions at Shell Oil Company.

Mr. Kostelnik holds a Bachelor of Science (Mechanical Engineering) with honors from the University of Missouri and is a Registered Professional Engineer.

2012 Board / Committee Memberships	2012 Attendance	Total 2012 Attendance at Board and Committee Meetings		Other Current Board Memberships
Association of Chemical Industry of Texas (industry association) (since 2004) Corpus Christi Regional Economic Development Corporation (non-profit) (since 2012) HollyFrontier Corporation (since 2010) Port of Corpus Christi (Texas) Authority (government agency) (since 2010)
Member of the Board	8 of 8
Corporate Governance Committee	3 of 3	14 of 14	100%
Responsible Care Committee	3 of 3

Share and Share Equivalents Held as of March 8, 2013:

Common Shares(2) (#)	Total DSUs and RSUs(3)(5) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(6) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements? (7)
18,300	10,051	28,351	969,604	200,000	Yes

DOUGLAS MAHAFFY(10)

Age: 67

Toronto, Ontario, Canada

Director since: May 2006

Independent

Committee memberships as at the date of the Information Circular:

- Corporate Governance Committee

- Human Resources Committee

Mr. Mahaffy is a corporate director. He was Chairman of McLean Budden Limited from February 2008 until March 2010. Prior to that he held the position of Chairman and Chief Executive Officer of McLean Budden from October 1989 to February 2008. Mr. Mahaffy was also President of McLean Budden from October 1989 until September 2006. McLean Budden (now MFS McLean Budden) was an investment management firm that manages over $30 billion in assets for pension, foundation and private clients in Canada, the United States, Europe and Asia.

Mr. Mahaffy holds a Bachelor of Arts and a Master of Business Administration from York University, Toronto.

2012 Board / Committee Memberships	2012 Attendance	Total 2012 Attendance at Board and Committee Meetings		Other Current Board Memberships
Canada Pension Plan Investment Board (government agency) (since 2009) Sunnybrook Health Sciences Centre, (academic health sciences centre), Common Investment Committee (since 2011)
Member of the Board	7 of 8
Corporate Governance Committee	3 of 3	14 of 15	93%
Human Resources Committee	4 of 4

Share and Share Equivalents Held as of March 8, 2013:

Common Shares(2) (#)	Total DSUs and RSUs(3)(5) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(6) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements? (7)
2,000	41,118	43,118	1,474,636	200,000	Yes

A. TERENCE (TERRY) POOLE

Age: 70

Calgary, Alberta, Canada

Director since: February 1994(11)

Independent

Committee memberships as at the date of the Information Circular:

- Audit, Finance and Risk Committee

   (Chair)

- Public Policy Committee

Mr. Poole is a corporate director. He held the position of Executive Vice President, Corporate Strategy and Development of NOVA Chemicals Corporation, a commodity chemical company, from May 2000 to June 2006. Prior to this, Mr. Poole held the position of Executive Vice President, Finance and Strategy of NOVA from 1998 to 2000 and the position of Senior Vice President and Chief Financial Officer of NOVA Corporation from 1994 to 1998.

Mr. Poole is a Chartered Accountant and holds a Bachelor of Commerce from Dalhousie University, Halifax. He is a member of the Canadian, Quebec and Ontario Institutes of Chartered Accountants and is also a member of Financial Executives International.

2012 Board / Committee Memberships	2012 Attendance	Total 2012 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board	8 of 8
Audit, Finance and Risk Committee (Chair)(12)	8 of 8	18 of 18	100%	Pengrowth Energy Corporation (since 2005)
Public Policy Committee	2 of 2

Share and Share Equivalents Held as of March 8, 2013:

Common Shares(2) (#)	Total DSUs and RSUs(3)(5) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(6) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements? (7)
36,500	43,952	80,452	2,751,458	200,000	Yes

JOHN REID

Age: 65

Vancouver, British Columbia, Canada

Director since: September 2003

Independent

Committee memberships as at the date of the Information Circular:

- Audit, Finance and Risk Committee

- Human Resources Committee

   (Chair)

Mr. Reid is a corporate director. Mr. Reid held the position of President and Chief Executive Officer of Terasen Inc., an energy distribution and transportation company, from November 1997 to November 2005. Prior to that position, he was Executive Vice President and Chief Financial Officer of Terasen for two years.

Mr. Reid has an economics degree from the University of Newcastle upon Tyne in the United Kingdom and is a Fellow of the British Columbia, England and Wales Institutes of Chartered Accountants.

2012 Board / Committee Memberships	2012 Attendance	Total 2012 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board	8 of 8			Corix Infrastructure Inc. (private) (since 2006) Finning International Inc. (since 2006)
Audit, Finance and Risk Committee	8 of 8	20 of 20	100%
Human Resources Committee (Chair)	4 of 4

Share and Share Equivalents Held as of March 8, 2013:

Common Shares(2) (#)	Total DSUs and RSUs(3)(5) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(6) ($)	Minimum Shareholding Requirements ($)	Meets Stock Ownership Requirements? (7)
10,000	40,047	50,047	1,711,607	200,000	Yes

JANICE RENNIE

Age: 55

Edmonton, Alberta, Canada

Director since: May 2006

Independent

Committee memberships as at the date of the Information Circular:

- Audit, Finance and Risk Committee

- Human Resources Committee

Ms. Rennie is a corporate director. From 2004 to 2005, Ms. Rennie was Senior Vice President, Human Resources and Organizational Effectiveness for EPCOR Utilities Inc. At that time, EPCOR built, owned and operated power plants, electrical transmission and distribution networks, water and wastewater treatment facilities and infrastructure in Canada and the United States. Prior to 2004, Ms. Rennie was Principal of Rennie & Associates, which provided investment and related advice to small and mid-sized companies.

Ms. Rennie holds a Bachelor of Commerce from the University of Alberta and is a Fellow of the Institute of Chartered Accountants of Alberta and the Institute of Corporate Directors.

2012 Board / Committee Memberships	2012 Attendance	Total 2012 Attendance at Board and Committee Meetings		Other Current Board Memberships

Greystone Capital Management Inc. (private) (since 2003)

Major Drilling Group International Inc. (since 2010)

Teck Resources Limited (since 2007)

West Fraser Timber Co. Ltd. (since 2004)

WestJet Airlines Limited (since 2011)

Member of the Board	8 of 8
Audit, Finance and Risk Committee	8 of 8	20 of 20	100%
Human Resources Committee	4 of 4

Share and Share Equivalents Held as of March 8, 2013:

Common Shares(2) (#)	Total DSUs and RSUs(3)(5) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(6) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements? (7)
2,000	21,452	23,452	802,058	200,000	Yes

MONICA SLOAN

Age: 58

Calgary, Alberta, Canada

Director since: September 2003

Independent

Committee memberships as at the date of the Information Circular:

- Corporate Governance Committee (Chair)

- Responsible Care Committee

Ms. Sloan is a corporate director. She was Chief Executive Officer of Intervera Ltd. from January 2004 to December 2008. Intervera provided data quality products and services to the energy industry. Prior to this position, Ms. Sloan was an Independent Consultant for ME Sloan Associates from October 1999.

Ms. Sloan holds a Master of Engineering from Stanford University and a Master of Business Administration from the Harvard Graduate School of Business Administration.

2012 Board / Committee Memberships	2012 Attendance	Total 2012 Attendance at Board and Committee Meetings		Other Current Board Memberships

Member of the Board	8 of 8

Corporate Governance Committee (Chair)	3 of 3	14 of 14	100%	None

Responsible Care Committee	3 of 3

Share and Share Equivalents Held as of March 8, 2013:

Common Shares(2) (#)	Total DSUs and RSUs(3)(5) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(6) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements? (7)
4,000	50,423	54,423	1,861,267	200,000	Yes

(1)	Mr. Aitken was not a member of any Committee in 2012, but attended Committee meetings in his capacity as President & CEO in 2012.
(2)	The number of Common Shares held includes Common Shares directly or indirectly beneficially owned or under the control or direction of such nominee.
(3)	For information on Deferred Share Units, see “Deferred Share Unit Plan (Director DSUs)” on page 24.
(4)	For information on Performance Share Units, see “Performance Share Unit Plan” on page 38. Non-management directors are not eligible to participate in this plan.
(5)	For information on Restricted Share Units, see “Long-Term Incentive Awards - Restricted Share Unit Plan for Directors” on page 23.

(6)	This value is calculated using $34.20, being the weighted average closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) for the 90-day period ending March 8, 2013.
(7)

See page 28 for more information on director share ownership requirements. Mr. Floren was appointed President & CEO effective as of January 1, 2013 and therefore has until January 1, 2018 to meet his share ownership requirements. See page 43 for more information on Mr. Floren’s share ownership requirements as President & CEO.

(8)	Mr. Floren was appointed a director and President & CEO of the Company effective as of January 1, 2013 and therefore did not attend any Board or Committee meetings in these capacities in 2012.
(9)	Mr. Hamilton is not a member of any Committee, but attends all Committee meetings on an ex-officio basis in his capacity as Chairman of the Board.
(10)

Mr. Mahaffy was a director of Stelco Inc., a Canadian steel producer, from 1993 to March 2006. In January 2004, Stelco Inc. announced that it had obtained an Order of the Ontario Superior Court of Justice to initiate a court-supervised restructuring under the Companies’ Creditors Arrangement Act (the “CCAA”). Stelco Inc. emerged from the protection of the CCAA in April 2006 and was acquired in October 2007 by a wholly owned subsidiary of the United States Steel Corporation.

(11)	Mr. Poole resigned as a director of the Company in June 2003 and was reappointed in September 2003.
(12)	Mr. Poole has been designated as the “audit committee financial expert.”

Summary of Board and Committee Meetings

For the 12-month period ending December 31, 2012

Board of Directors	8
Audit, Finance and Risk Committee	8
Corporate Governance Committee	3
Human Resources Committee	4
Public Policy Committee	2
Responsible Care Committee	3

Summary of Attendance of Directors at Board and Committee Meetings

For the 12-month period ending December 31, 2012

Director	Board Meetings Attended (#)	Board Meetings Attended (%)	Committee Meetings Attended		Committee Meetings Attended (%)	Total Board and Committee Meetings Attended
			(#)	Committee		(#)	(%)
Bruce Aitken(1)	8 of 8	100	—		—	8 of 8	100
Howard Balloch	8 of 8	100	2 of 2 (Chair)	Public Policy	100	13 of 13	100
			3 of 3	Responsible Care	100
Phillip Cook	8 of 8	100	2 of 2	Public Policy	100	13 of 13	100
			3 of 3 (Chair)	Responsible Care	100
John Floren(2)	—	—	—		—	—	—
Thomas Hamilton(3)	8 of 8	100	—		—	8 of 8	100
Robert Kostelnik	8 of 8	100	3 of 3	Corporate Governance	100	14 of 14	100
			3 of 3	Responsible Care	100
Douglas Mahaffy	7 of 8	88	3 of 3	Corporate Governance	100	14 of 15	93
			4 of 4	Human Resources	100
A. Terence Poole	8 of 8	100	8 of 8 (Chair)	Audit, Finance and Risk	100	18 of 18	100
			2 of 2	Public Policy	100
John Reid	8 of 8	100	8 of 8	Audit, Finance and Risk	100	20 of 20	100
			4 of 4 (Chair)	Human Resources	100
Janice Rennie	8 of 8	100	8 of 8	Audit, Finance and Risk	100	20 of 20	100
			4 of 4	Human Resources	100
Monica Sloan	8 of 8	100	3 of 3 (Chair)	Corporate Governance	100	14 of 14	100
			3 of 3	Responsible Care	100

Total		99			100		99

(1)	In 2012, Mr. Aitken attended all Committee meetings in his capacity as President & CEO of the Company.
(2)	Mr. Floren was appointed a director and President & CEO of the Company effective as of January 1, 2013 and therefore did not attend any Board or Committee meetings in these capacities in 2012.
(3)	In 2012, Mr. Hamilton attended all Committee meetings on an ex-officio basis in his capacity as Chairman of the Board of the Company.

REAPPOINTMENT AND REMUNERATION OF AUDITORS

The directors of the Company recommend the reappointment of KPMG LLP, Chartered Accountants, Vancouver, as the auditors of the Company to hold office until the termination of the next annual meeting of the Company. KPMG LLP has served as the auditors of the Company for more than five years. As in past years, it is also recommended that the remuneration to be paid to the auditors be determined by the directors of the Company.

The persons named as proxyholders in the accompanying proxy, if not expressly directed to the contrary, will vote the Common Shares for which they have been appointed proxyholder to reappoint KPMG LLP as the auditors of the Company and to authorize the directors to determine the remuneration to be paid to the auditors.

Principal Accountant Fees and Services

Pre-Approval Policies and Procedures

The Company’s Audit, Finance and Risk Committee (the “Audit Committee”) annually reviews and approves the terms and scope of the external auditors’ engagement. The Audit Committee oversees the Audit and Non-Audit Pre-Approval Policy, which sets forth the procedures and the conditions by which permissible services proposed to be performed by KPMG LLP are pre-approved. The Audit Committee has delegated to the Chair of the Audit Committee pre-approval authority for any services not previously approved by the Audit Committee. All such services approved by the Chair of the Audit Committee are subsequently reviewed by the Audit Committee.

All non-audit service engagements, regardless of the cost estimate, must be coordinated and approved by the Chief Financial Officer of the Company to further ensure that adherence to this policy is monitored.

Audit and Non-Audit Fees Billed by the Independent Auditors

KPMG LLP’s global fees relating to the years ended December 31, 2012 and December 31, 2011 are as follows:

US$000s	2012	2011
Audit Fees	1,913	1,827
Audit-Related Fees	31	116
Tax Fees	103	99

Total	2,047	2,042

Each fee category is described below.

Audit Fees

Audit fees for professional services rendered by the external auditors for the audit of the Company’s consolidated financial statements; statutory audits of the financial statements of the Company’s subsidiaries; quarterly reviews of the Company’s financial statements; consultations as to the accounting or disclosure treatment of transactions reflected in the financial statements; and services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulators.

Audit fees for professional services rendered by the external auditors for the audit of the Company’s consolidated financial statements were in respect of an “integrated audit” performed by KPMG LLP globally. The integrated audit encompasses an opinion on the fairness of presentation of the Company’s financial statements as well as an opinion on the effectiveness of the Company’s internal controls over financial reporting.

Audit-Related Fees

Audit-related fees for professional services rendered by the auditors for financial audits of employee benefit plans; procedures and audit or attest services not required by statute or regulation; and consultations related to the Company’s transition to international financial reporting standards (IFRS) and the accounting or disclosure treatment of other transactions.

Tax Fees

Tax fees for professional services rendered for tax compliance and tax advice. These services consisted of: tax compliance, including the review of tax returns; assistance in completing routine tax schedules and calculations; and advisory services relating to domestic and international taxation.

ADVISORY “SAY ON PAY” VOTE ON APPROACH TO EXECUTIVE COMPENSATION

A detailed discussion of our approach to executive compensation is provided in the Executive Compensation Discussion and Analysis that begins on page 29 of this Information Circular. As stated there, the main objective of our executive compensation program is to attract, retain and engage high-quality and high-performance executives with relevant experience who have the ability to successfully execute our strategy and deliver long-term value to our shareholders.

Important elements of our executive compensation program are designed to be dependent upon measures that align with returns to shareholders. For the executive officers, a significant percentage of the short-term incentive award is dependent on achieving certain levels of “modified return on capital employed” but also on a broad variety of measures that we believe drive our share price. In the case of the long-term incentive plan, the value of PSUs is dependent upon the compounded shareholder return calculated over a three-year period and stock options/Stock Appreciation Rights (“SARs”) (which vest over a three-year period) and have no value if the underlying share price does not increase.

We also believe in the importance of executives owning Common Shares to more fully align management with the interests of shareholders and focus activities on developing and implementing strategies that create and deliver long-term value for shareholders. Therefore, the CEO and all other executive officers have significant share ownership requirements.

At the 2011 annual meeting, we held our first annual advisory vote on executive compensation (commonly referred to as a “say on pay vote”) and 98.8% of shares were voted in favour of accepting the Company’s approach to executive compensation. At the 2012 annual meeting the same vote was held and 99.1% of shares voted in favour. It is the Board’s intention that the say on pay vote will be only one part of the ongoing process of engagement between shareholders and the Board on compensation. The Board has also put in place a web-based survey to enable shareholders to give feedback on our approach to executive compensation. See page 20 for more information on the survey.

This is an advisory vote and the results will not be binding upon the Board. However, the Board will take the results of the vote into account, together with any feedback received from shareholders on the web-based survey, when considering future compensation policies, procedures and decisions. Shareholders will be asked at the Meeting to consider and, if deemed advisable, to adopt the following resolution that is based on the model say on pay resolution formulated by the Canadian Coalition for Good Governance:

RESOLVED THAT:

On an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation disclosed in the Company’s Information Circular delivered in advance of the 2013 annual meeting of shareholders.

The Board unanimously recommends that shareholders vote FOR the resolution. Unless instructed otherwise, the persons named in our form of proxy will vote FOR the resolution.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or officers of the Company at any time since the beginning of the Company’s last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, in any matter to be acted upon at the Meeting, other than the election of directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the directors or officers of the Company, no director or officer of a body corporate that is itself an insider or a subsidiary of the Company, no person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercised control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company entitled to vote in connection with any matters being proposed for consideration at the Meeting, no proposed director or nominee for election as a director of the Company and no associate or affiliate of any of the foregoing has or had any material interest, direct or indirect, in any transaction or proposed transaction since the beginning of the Company’s last financial year that has materially affected or would or could materially affect the Company or any of its subsidiaries.

PART III CORPORATE GOVERNANCE

Statement of Corporate Governance Practices

Corporate governance is a key priority for the Company. We define corporate governance as having the appropriate processes and structures in place to ensure that our business is managed in the best interests of our shareholders while keeping in mind the interests of all stakeholders. We believe good corporate governance is critical to the Company’s effective, efficient and prudent operation.

The Company is a Canadian reporting issuer with its Common Shares listed on the TSX, the NASDAQ Global Market and the Foreign Securities Market of the Santiago Stock Exchange of Chile. In Canada, we are subject to securities regulations that impose on us a requirement to disclose certain corporate governance practices that we have adopted. Canadian regulations also provide guidance on various corporate governance practices that companies like ours should adopt. The Company also monitors corporate governance developments in Canada and adopts best practices where such practices are aligned with our values and our goal of continuous improvement. A brief description of our corporate governance practices follows.

1.	Board of Directors

The Board has adopted a set of Corporate Governance Principles to provide for a system of principled goal-setting, effective decision-making and ethical actions. A copy of the Corporate Governance Principles can be found in Schedule A attached to this Information Circular and on our website.

2013 Board Objectives

Every year the Board establishes a set of “Board Objectives” which are dominant themes that the Board wishes to focus particular attention on during the year. In late 2012, the Board established several key objectives for 2013 including:

•	continue to focus on Responsible Care;

•	ensure the success of the CEO succession process;

•	provide close stewardship of major capital projects;

•	maximize the value of idle assets that can be brought back into production;

•	advance Methanex business in China and maintain optionality in Chile; and

•	provide close stewardship of gas sourcing/availability in Egypt and Trinidad.

The status of each objective is discussed at each Board meeting.

Committees of the Board of Directors

The Board has established five standing Committees with written mandates defining their responsibilities and a requirement to report regularly to the Board. In addition, from time to time the Board may establish an ad hoc committee for discussing matters of a special nature.

All current Committee members, with the exception of the Company’s former President & CEO, Mr. Bruce Aitken, have been determined to be independent in accordance with NASDAQ rules and Canadian securities regulations and no Committee member was during 2012, or is currently, an officer or employee of the Company or any of its subsidiaries. The following table lists each of our standing Committees, its members and a summary of its key responsibilities.

Committee	Members	Meetings in 2012 (#)	Overall Attendance (%)	Summary of Key Responsibilities
Audit, Finance and Risk Committee(1)	A. Terence Poole (Chair)(2) Howard Balloch(3)	8	100	• assisting the Board in fulfilling its oversight responsibility relating to:

	John Reid Janice Rennie			• the integrity of the Company’s financial statements

				• the financial reporting process

				• systems of internal accounting and financial controls

				• professional qualifications and independence of the external auditors

				• performance of the external auditors

				• risk management processes

				• financing plans and pension plans

				• compliance by the Company with ethics policies and legal and regulatory requirements

Corporate Governance Committee	Monica Sloan (Chair) Robert Kostelnik Douglas Mahaffy	3	100	• establishing the appropriate composition and governance of the Board, including compensation of all non-management directors

				• recommending nominees for election or appointment as directors

				• annually assessing and enhancing the performance of the Board, Board Committees and Board members

				• shaping the corporate governance of the Company and developing corporate governance principles for the Company

				• monitoring compliance by the Company with ethics policies and legal and regulatory requirements

				• providing oversight of the director education program

Human Resources Committee	John Reid (Chair) Douglas Mahaffy	4	100	• approving the goals and objectives of the CEO and evaluating his performance

	Janice Rennie			• reviewing and recommending to the Board for approval the remuneration of the Company’s executive officers

				• approving the remuneration of all other employees on an aggregate basis

				• reviewing the Company’s compensation policies and practices from a risk perspective

				• approving the executive compensation discussion and analysis

				• reporting on the Company’s organizational structure, officer succession plans, total compensation practices, human resource policies and executive development programs

				• recommending grants and administrative matters in connection with the long-term incentive plan

				• reviewing the operations and administration of the Company’s retirement plans

Public Policy Committee	Howard Balloch (Chair) Bruce Aitken(4) Phillip Cook A. Terence Poole	2	100	• reviewing public policy matters that have a significant impact on the Company, including those relating to government relations and public affairs

				• overseeing the Company’s Social Responsibility policy

Responsible Care Committee	Phillip Cook (Chair) Bruce Aitken(4) Robert Kostelnik Monica Sloan	3	100	• reviewing matters relating to the environment and occupational health and safety issues that impact significantly on the Company

•     overseeing the Company’s Responsible Care Policy and reviewing the policies and standards that are in place to ensure that the Company is carrying out all of its operations in accordance with the principles of Responsible Care

(1)

The mandate of the Audit, Finance and Risk Committee, together with the relevant education and experience of its members and other Committee information, may be found in the “Audit Committee Information” section of the Company’s Annual Information Form for the year ended December 31, 2012.

(2)	Mr. Poole has been designated as the “audit committee financial expert.”
(3)	Mr. Balloch stood down from the Responsible Care Committee and was appointed to the Audit, Finance and Risk Committee effective as of January 1, 2013.
(4)	Mr. Aitken was appointed to the Public Policy and the Responsible Care Committees effective as of January 1, 2013.

Director Independence

Independence Status of Directors

Name	Management	Independent	Not Independent
Bruce Aitken			x
Howard Balloch		x
Phillip Cook		x
John Floren	x		x
Thomas Hamilton		x
Robert Kostelnik		x
Douglas Mahaffy		x
A. Terence Poole		x
John Reid		x
Janice Rennie		x
Monica Sloan		x

Nine of the 11 nominees (82%) who are standing for election to the Board have been determined by the Board to be independent in accordance with NASDAQ rules and Canadian securities regulations. Mr. Floren is the President & CEO of the Company and is therefore not independent. Mr. Aitken is not independent as he was President & CEO of the Company until his retirement on December 31, 2012.

In accordance with our Corporate Governance Principles, the Board must be composed of a substantial majority of independent directors. The mandates of the Audit, Finance and Risk Committee, the Corporate Governance Committee and the Human Resources Committee state that these committees must be composed wholly of independent directors. In addition, our Corporate Governance Principles provide that if the Chairman of the Board is not independent, the independent directors on the Board shall select from among themselves a Lead Independent Director.

In 2012, all Committees were constituted exclusively of independent directors. Subsequent to Mr. Aitken’s retirement as President & CEO on December 31, 2012, he became a non-management director. Mr. Aitken will not be considered independent until three years have passed from his date of retirement. Mr. Floren, in his capacity as President & CEO of the Company, and Mr. Hamilton, in his capacity as Chairman of the Board, attend Committee meetings.

Other Directorships and Interlocking Relationships

Several of the nominees are directors of other reporting issuers. For details, please refer to the biographies for each nominee under “Election of Directors.” Mr. Pierre Choquette, who was a member of the Board until his retirement in April 2012, and Mr. Mahaffy served together on the board of the Canada Pension Plan Investment Board (“CPPIB”), the Investment Committee of CPPIB and the Human Resources and Compensation Committee of CPPIB. Mr. Choquette had been a member of the CPPIB board since February 2008 and Mr. Mahaffy since October 2009.

Since Mr. Choquette’s retirement in April 2012, there have been no nominees who served together as directors on the boards of other corporations or acted together as trustees for other entities.

In Camera Sessions

Following each in-person meeting of the Board an “in camera” session is held at which only independent directors are in attendance as provided in our Corporate Governance Principles. In addition, in camera sessions were held following each in-person Committee meeting in 2012.

Meeting Attendance Records

The combined Board and Committee meeting attendance rate for all directors in 2012 was 99%. For information concerning the number of Board and Committee meetings held in 2012, as well as the attendance record of each director for those meetings, see the chart on page 10.

2.	Board Mandate

Section 3 of the Company’s Corporate Governance Principles contains the Board mandate that describes the Board’s responsibilities. A copy of the Corporate Governance Principles can be found in Schedule A attached to this Information Circular and on our website.

3.	Position Descriptions

Board Chairman and Committee Chairs

The Board has developed written position descriptions (which we call “Terms of Reference”) for the Chairman of the Board, each Committee Chair and for Individual Directors. These Terms of Reference can be found on our website. Section 4 of the Corporate Governance Principles also sets out the responsibilities of each director.

President & Chief Executive Officer

The President & CEO has a written position description that sets out the position’s key responsibilities. In addition, the President & CEO has specific annual corporate and personal performance objectives that he is responsible for meeting. These objectives are reviewed, approved and tracked during the year by the Board through the Human Resources Committee. See “Short-Term Incentive Plan” on page 35 for more complete information on these objectives.

Retirement Policy

The Board has determined that there should not be a mandatory retirement age for directors and the Corporate Governance Principles establish that there should not be cumulative term limits for directors and state as follows:

Cumulative term limits for directors should not be established as this could have the effect of forcing directors off the Board who have gained a deep and detailed knowledge of the Company’s operations and business affairs. At the same time, the value of some turnover in Board membership to provide an ongoing input of fresh ideas and new knowledge is recognized. The Corporate Governance Committee shall review annually the membership of the Board to enable the Board to manage its overall composition and maintain a balance of directors to ensure long-term continuity.

4.	Orientation and Continuing Education

To familiarize directors with the role of the Board, its Committees, the directors and the nature and operation of the Company’s business, all directors are provided with a director’s manual that contains information covering a wide range of topics including:

•	Duties of directors and directors’ liabilities

•	Board and committee governance documents

•	The Company’s Code of Business Conduct and Vision and Core Values

•	Strategic plans, operational reports, marketing reports and budgets

•	Important corporate policies

•	Recent regulatory filings and analyst reports

•	Information on our corporate and organizational structure

Updated information is provided to all directors on an ongoing basis. In addition, the Company encourages directors to meet with senior management and to visit our operations and plant locations.

The Board recognizes the importance of ongoing education for directors. The Company’s Corporate Governance Principles state that directors are encouraged to attend seminars, conferences and other continuing education programs to help ensure that they stay current on relevant issues such as corporate governance, financial and accounting practices and corporate ethics. The Company and all of our directors are members of the Institute of Corporate Directors (“ICD”) and the Company pays the cost of this membership. A number of our directors have attended courses and programs offered by ICD. The Company also encourages directors to attend other appropriate continuing education programs and the Company contributes to the cost of attending such programs. As well, written materials likely to be of interest to directors that have been published in periodicals, newspapers or by legal or accounting firms are routinely forwarded to directors or included in a “supplemental reading” section in Board and Committee meeting materials. Furthermore, the Company also believes that serving on other corporate and not-for-profit boards is a valuable source for ongoing education.

The Corporate Governance Committee is responsible for overseeing the director education program and, based on feedback from all directors, the program focuses primarily on providing the directors with more in-depth information about key aspects of our business, including the material risks and opportunities facing the Company. Directors provide input into the agenda for the education program and management schedules presentations and seminars covering these areas, some of which are presented by management and others by external consultants or experts.

The Board and its Committees received a number of presentations in 2012 focused on deepening the Board’s knowledge of the business, the industry and the key risks and opportunities facing the Company. These presentations included country updates on Egypt and Trinidad & Tobago, an overview of the formaldehyde industry, an analysis of the current status of China’s economy, an update on natural gas pricing in North America and Responsible Care issues unique to the Company’s relocation of one of its plants in Chile to the US Gulf Coast.

In addition, Board meetings are periodically held at a location where the Company has methanol production operations or significant commercial activities. In November 2012 the Board met in Chile where the Company has production facilities. This site visit gave directors an opportunity to receive various presentations on Chilean gas supply, energy regulations, government policies and the Company’s Chilean operations. The visit also gave directors an extended opportunity to interact with employees, business associates and government officials as well as tour both the methanol production facilities and a gas well drilling site. The Board also conducts an annual one-day strategy session that provides detailed information on the business environment and trends affecting the Company. In 2012, all directors attended all internal Board education sessions.

5.	Ethical Business Conduct

Code of Business Conduct

The Company has a written Code of Business Conduct (the “Code”) that applies to all employees, officers and directors. It provides a set of standards meant to help them avoid wrongdoing and to promote honest and ethical behaviour while conducting the Company’s business. The Code also establishes a confidential “whistle-blower” hotline for reporting suspected violations of the Code. The Code is reviewed annually by the Board. A copy of the Code may be found on our website. A printed version is also available upon request to the Corporate Secretary of the Company.

The Board monitors compliance with the Code primarily through the Audit, Finance and Risk Committee and the Corporate Governance Committee. These Committees receive regular updates on matters relating to the Code, including an annual report on the activities undertaken by management to maintain and increase Code awareness throughout the organization and the results of surveys designed to determine employee understanding and awareness of the Code.

The Code states that suspected Code violations, whether received through the whistle-blower hotline or otherwise, are to be reported to the legal department and the General Counsel shall investigate the matter. The Corporate Governance Committee is made aware of all such reports. Furthermore, the Chair of the Audit, Finance and Risk Committee is advised of all reports that concern accounting or audit matters and the Chair of that Committee and the General Counsel together determine how such matters should be investigated.

No material change report has been filed since the beginning of the Company’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

Transactions Involving Directors or Officers

The Code contains a specific provision relating to the need for directors, officers and all employees to avoid conflicts of interest with the Company. Furthermore, the Corporate Governance Committee is mandated to consider questions of independence and possible conflicts of interest of directors and officers. To that end, each director and officer completes an annual questionnaire in which they report on all transactions material to the Company in which they have a material interest. A report of all transactions involving the Company and the directors and executive officers is provided to the Corporate Governance Committee.

Recoupment Policy

The Company has a Recoupment Policy that provides for the forfeiture of options, shares or share units or repayment of cash compensation received by employees in certain circumstances where the employee is involved in wrongdoing. For more information on this policy, please see page 40.

Other Measures

The Board takes other steps to encourage and promote a culture of ethical business conduct. First, under the Company’s Corporate Governance Principles, the Board has an obligation to satisfy itself as to the integrity of the CEO and other executive officers and that they are creating a culture of integrity throughout the organization. On an annual basis, the Corporate Governance Committee considers and reports to the Board on this issue. In addition, Company employees are surveyed annually on issues concerning the Code, including whether they are satisfied that the senior leadership at their sites consistently conducts itself ethically and honestly.

In addition to the Code, the Company has several other policies governing ethical business conduct, including the following:

•

Competition Law Policy – provides employees with an understanding of the Company’s policy of compliance with all competition laws and information concerning the activities that are permitted and prohibited when dealing with competitors, customers and other parties.

•

Confidential Information and Trading in Securities Policy – provides guidelines to employees with respect to the treatment of confidential information and advises Company insiders when it is permissible to trade securities of the Company. This policy also prohibits insiders from purchasing financial instruments designed to hedge or offset a decrease in the market value of Company’s shares that they hold. Furthermore, insiders are prohibited from engaging in short selling of the Company’s securities, trading in put or call options on the Company’s securities or entering into equity monetization arrangements related to the Company’s securities.

•

Corporate Gifts and Entertainment Policy – provides guidelines to Company employees on the appropriateness of gifts, gratuities or entertainment that may be offered to or accepted from third parties with whom the Company has commercial relations.

•	Corrupt Payments Prevention Policy – prohibits the payment or receipt of bribes and kickbacks by the Company’s employees and agents. Facilitation payments are also prohibited.

•	Political Donation Policy – prohibits all political donations by the Company.

The Company’s employees regularly receive either web-based or in-person compliance training that focuses on ethical business conduct and the foregoing policies. In addition, employees and directors who are considered “insiders” under Canadian securities laws have been provided with training concerning their obligations and responsibilities under Canadian securities laws.

6.	Nomination of Directors

Nominating Committee and Nomination Process

The Board has established the Corporate Governance Committee as its nominating committee. The Committee is composed entirely of independent directors. A summary of the key responsibilities of the Corporate Governance Committee can be found under “Committees of the Board of Directors” beginning on page 13.

The Corporate Governance Committee is responsible for identifying new candidates to stand as nominees for election or appointment as directors to our Board of Directors. The Corporate Governance Committee uses a skills matrix to assist in this process. On an annual basis, the Corporate Governance Committee reviews a matrix that sets out the various skills and experience considered to be desirable for the Board to possess in the context of the Company’s strategic direction. The Corporate Governance Committee then assesses the skills and experience of each current Board member against this matrix. When completed, the matrix helps the Corporate Governance Committee identify any skills or experience gaps and provides the basis for a search to be conducted for new directors to fill any gaps. Following is a summary of the current skills matrix that sets out the various skills and experience categories and the Corporate Governance Committee’s determination as to how many directors on the Board should possess those skills and experience. The Corporate Governance Committee has reviewed the skills and experience of the current Board members against the matrix and has determined that the target numbers have been met.

Skills and Experience	Target Number of Non-Management Directors
Leadership	3
Commodity experience	3
Global chemical industry experience	3
CFO or retired audit partner	2
Capital markets	2
Government affairs	3
Board experience	7
Health, safety and environmental issues	1
International experience	5
Energy experience	1

In identifying potential director candidates, the Corporate Governance Committee takes into account a broad variety of factors it considers appropriate, including skills, independence, financial acumen, board dynamics and personal characteristics. In addition, diversity in perspective arising from personal, professional or other attributes and experiences are considered when identifying potential director candidates. Desirable individual characteristics include integrity, credibility, the ability to generate public confidence and maintain the goodwill and confidence of our shareholders, sound and independent business judgment, general good health and the capability and willingness to travel to, attend and contribute at Board functions on a regular basis. Background checks, as appropriate, are completed prior to nomination.

Suitable director candidates have, over the past several years, been identified through the use of an executive search firm retained under the authority of the Corporate Governance Committee. The selection process is led by the Chair of the Corporate Governance Committee but all committee members and the Chairman of the Board are routinely updated on the process and the individuals being considered. The Chair of the Corporate Governance Committee, the Chairman of the Board and the CEO meet in person with the candidate to discuss his or her interest and ability to devote the time and resources required to meet the Company’s expectations for directors. The recommended candidate is then formally considered by the Corporate Governance Committee and, if approved, the candidate is recommended to the Board.

Majority Voting for Directors

The Board has a policy that states that any nominee for election as a director at an annual general meeting for whom the number of votes withheld exceeds the number of votes cast in his or her favour will be deemed not to have received the support of shareholders. A director elected in such circumstances will tender his or her resignation to the Chair of the Corporate Governance Committee and that Committee will review the matter and make a recommendation to the Board. The Board will, within 90 days of the annual general meeting, issue a public release either announcing the resignation of the director or justifying its decision not to accept the resignation.

If the resignation is accepted, the Board may appoint a new director to fill the vacancy created by the resignation. This policy applies only to uncontested director elections, meaning elections where the number of nominees for director is equal to the number of directors to be elected.

7.	Director and Officer Compensation

Director and officer compensation is determined by the Board. The process followed for determining director compensation is described commencing on page 22 and the process followed for executive compensation is described commencing on page 32.

8.	Shareholder Survey on Executive Compensation

The Board appreciates the importance that shareholders place on executive compensation and believes that it is important to engage shareholders on this topic. With this in mind, the Company has again put in place a web-based survey to enable our shareholders to provide feedback on our approach to executive compensation as disclosed in this Information Circular. We intend to run this web-based survey on an annual basis. This year, the survey is accessible to shareholders at the Investor Relations section of our website (www.methanex.com) from March 22, 2013 (the date this Information Circular was filed with securities regulators) until June 30, 2013. In order to submit comments, you are asked to provide your name and confirm that you are a current shareholder. Shareholders may comment generally or on specific aspects of our executive compensation and may provide as much detail as they wish. Shareholders who choose to provide an e-mail address may be contacted in order for the Board to better understand their particular concerns. All comments will be provided to the Chair of the Human Resources Committee and discussed at the July 2013 Human Resources Committee meeting to determine what actions are to be taken to address concerns raised. We will provide a report on this process in our annual disclosure documents next year. In 2012, we did not receive any feedback from shareholders on our shareholder survey on executive compensation.

9.	Assessments

The Company’s Corporate Governance Principles state as follows:

Performance as a director is the main criterion for determining a director’s ongoing service on the Board. To assist in determining performance, each director will take part in an annual performance evaluation process which shall include a self-evaluation and a confidential discussion with the Chairman.

Our Board conducts an annual performance evaluation and the Corporate Governance Committee oversees the process. The process is designed to evaluate the effectiveness and contribution of the Board, its Committees and individual directors. Results of the process are reported to the Board. In 2012, the process included the following:

Evaluation of the Chairman of the Board

Directors were provided with an opportunity to evaluate the Chairman of the Board’s performance and to make suggestions for improvement. Directors provided comments on issues that addressed the conduct of Board meetings, leadership issues and the Chairman’s ability to facilitate positive contributions from other directors. Results were tabulated by the Corporate Secretary and were provided to the Chair of the Corporate Governance Committee who then had a private conversation with the Chairman. The content of that conversation was reported by the Chair of the Corporate Governance Committee to the full committee at its September 2012 meeting.

Evaluation of the Board as a Whole

Directors were asked to comment on the general operation and organization of the Board having in mind a number of particular elements and rate the effectiveness of the Board. They were also asked to identify the most significant Board accomplishments over the past year, areas for improvement and particular practices that should be considered for adoption by the Board in order to increase its effectiveness.

Results were tabulated and comments were consolidated by the Corporate Secretary, provided to the Chairman of the Board and then presented to the Corporate Governance Committee at its September 2012 meeting.

Evaluation of Committees

Directors were asked to evaluate the Committees in general, as well as the specific Committees on which they sit. Directors provided comments on a number of criteria including the appropriateness of the Committee structure and the reporting of Committee activities to the Board, as well as the operation of the Committees on which they sit having in mind a number of particular elements and how the effectiveness of those Committees can be improved.

Comments were consolidated by the Corporate Secretary, provided to the Chairman of the Board and then presented to the Corporate Governance Committee at its September 2012 meeting. Each Committee also reviewed the results of their individual Committee evaluation.

Evaluation of Individual Directors

Directors were provided with an opportunity to evaluate their own effectiveness, comment on their peers’ effectiveness and have a private conversation with the Chairman of the Board regarding their performance and the performance of their fellow directors. Directors evaluated themselves and their peers based on a number of criteria, including their understanding of our business, contribution on strategic issues, interaction with management and areas of personal strength. The Corporate Secretary received all questionnaires and each director was provided with an individualized report that included the comments received regarding that director’s performance from peers (on an anonymous basis). These reports, as well as comments on director effectiveness which are sought from senior management, were also provided to the Chairman of the Board who then conducted a confidential discussion with each director. The Chairman of the Board reported to the Corporate Governance Committee at its September 2012 meeting regarding this process.

10.	Management Succession Planning

The Company has detailed succession plans for each executive officer and each of such officer’s direct reports. For more information on the Company’s succession planning process, please see page 31.

11.	Board’s Role in Risk Management Process

The Board’s mandate provides that the Board is responsible for identifying and overseeing the implementation of systems to manage the principal risks of the Company’s business. The Audit, Finance and Risk Committee’s mandate also states that the Audit, Finance and Risk Committee is responsible for reviewing with management, at least annually, the Company’s processes to identify, monitor, evaluate and address important enterprise-wide strategic and business risks.

Management annually undertakes a formal risk review process that includes identifying the principal strategic risks of the Company, assessing the Company’s strategy to mitigate each risk and determining accountability. The results of this process are documented, reviewed and discussed by the Audit, Finance and Risk Committee and the Board.

In addition, the Board, through its Audit, Finance and Risk Committee, oversees the Company’s risk management strategies and programs, including insurance programs, related to the Company’s key operational risks such as health and safety, shipping and financial risks. As well, the Human Resources Committee annually reviews the Company’s compensation policies and practices to confirm their alignment with the Company’s risk management principles and that they do not encourage inappropriate or excessive risk-taking nor are they reasonably likely to have material adverse effect on the Company. For more information on this review process, please see page 30.

PART IV COMPENSATION

COMPENSATION OF DIRECTORS

All amounts in this section “Compensation of Directors” are shown in Canadian dollars except where otherwise noted.

Objective and Design of the Director Compensation Program

We are the world’s largest supplier of methanol with sales and operations around the globe and revenues of approximately US$2.7 billion in 2012. As such, the main objective of the Company’s director compensation program is to attract and retain directors with international experience, a broad range of relevant skills and knowledge, and the ability to successfully carry out the Board’s mandate. The Board’s mandate can be found in section 3 of our Corporate Governance Principles which are attached to this Information Circular as Schedule A and can also be found on our website at www.methanex.com.

Directors of the Company are required to devote significant time and energy to the performance of their duties. The Terms of Reference for Individual Directors and the Corporate Governance Principles set forth an extensive list of responsibilities and expectations for the Board as a whole and for each individual director. Directors are expected to prepare for and attend an average of six Board meetings per year, participate on committees and ensure that they stay informed about the Company’s business and the rapidly changing global business environment. Therefore, to attract and retain experienced, skilled and knowledgeable directors that are willing and able to meet these expectations, the Board believes that the Company must offer a competitive compensation package.

Our director compensation program is designed primarily to:

•	compensate directors for applying their knowledge, skills and experience in the performance of their duties;

•	align the actions and economic interests of the directors with the interests of long-term shareholders; and

•	encourage directors to stay on the Board for a significant period of time.

Director compensation is paid only to non-management directors and is comprised primarily of cash fees (annual retainer, meeting attendance fees, Chair fees and travel fees) and a share-based long-term incentive award. Non-management directors are not eligible to receive stock options under the terms of the Company’s Stock Option Plan. The Directors’ Total Compensation table on page 25 sets out the total compensation earned by the directors in 2012.

As part of this compensation program, the directors also have share ownership requirements that require each non-management director to own shares or share units having a value equal to at least five times his or her annual retainer. See “Directors’ Share Ownership Requirements” on page 28 for more details. The Board believes that share ownership requirements further promote the objectives of director retention and alignment with long-term shareholders.

Process for Determining Director Compensation

The Corporate Governance Committee, composed entirely of independent directors, is responsible for annually recommending to the Board for approval the target compensation for the independent directors, including the appropriate compensation elements and the target compensation for each element.

The Corporate Governance Committee reviews director compensation at least every two years. As part of this process, the Corporate Governance Committee reviews publicly filed information circulars as well as director compensation surveys and reports published in Canada by reputable compensation consultants, to ensure that our director compensation is comparable to, and competitive with, the comparator group (discussed below). In addition, the Corporate Governance Committee may hire an external consultant to assist with the review process.

During the most recent director compensation review conducted in mid-2011, the Corporate Governance Committee reconfirmed that the target compensation level for directors should be the 50th percentile of a group of North American-based chemical companies with international operations. The comparator group of companies, which are listed below, were chosen because, similar to the Company, they were all North American-based chemical companies with international operations:

Agrium Inc.	Chemtura Corporation	Koppers Inc.	Potash Corporation of Saskatchewan, Inc.
Ashland Inc.	Cytec Industries Inc.	Olin Corporation	Spartech Corporation
Cabot Corporation	FMC Corporation	PolyOne Corporation	Westlake Chemical Corporation
Celanese Corporation

Based on the Corporate Governance Committee’s review, target compensation levels for directors were unchanged. The Corporate Governance Committee also determined during its most recent review that the key elements of the Company’s compensation program – annual retainer, meeting attendance fees, Chair fees, travel fees and share-based long-term incentive awards – were comparable to and competitive with the comparator group surveyed by the Corporate Governance Committee.

Elements of Director Compensation

Annual Retainer and Other Fees

During the year ended December 31, 2012, annual retainer and other fees were paid to non-management members of the Board on the following basis:

Annual retainer for a non-management director	$40,000	annual
Annual retainer for the Chairman of the Board	$150,000	annual
Board meeting attendance fee	$2,500	per meeting
Board Committee meeting attendance fee	$2,500	per meeting
Board Committee Chair fee (in addition to the committee meeting attendance fee)	$2,500	per meeting
Cross-country or intercontinental travel fee to attend Board or Committee meetings	$2,500	per trip
Travel fee for site visits undertaken separate and apart from attendance at Board or Committee meetings (and not for orientation purposes upon joining the Board)	$2,500	per trip

All retainers and fees are paid in Canadian dollars. The Chairman of the Board receives a flat fee annual retainer and does not receive any additional meeting attendance fees or travel fees; however, he does receive the travel fee for site visits undertaken separate and apart from attendance at Board or Committee meetings.

The Company pays the retainer and other fees to compensate directors for applying their knowledge, skills and experience in the performance of their duties. These fees are targeted to be similar to fees paid to non-management directors in the 50th percentile of the comparator group as discussed immediately above under “Process for Determining Director Compensation.”

Long-Term Incentive Awards - Restricted Share Unit Plan for Directors

Directors are awarded RSUs under the Company’s Restricted Share Unit Plan for Directors as part of the annual long-term incentive component of their compensation. Directors may elect to receive their RSU award in the form of DSUs, which are more fully described in the following section. The table below summarizes the last two long-term incentive awards granted to directors in 2013 and 2012:

	2013	2012
Chairman of the Board	4,500 RSUs or DSUs	5,600 RSUs or DSUs
All other non-management directors	3,000 RSUs or DSUs	3,700 RSUs or DSUs

RSUs are notional shares credited to an “RSU Account.” When dividends are paid on Common Shares, an equivalent value of additional RSUs is calculated and credited to each individual’s RSU Account. RSUs granted in any year, together with applicable dividend equivalents, will vest on December 1, in the 24th month following the end of the year in which the award was made. Following vesting, directors are entitled to receive a cash payment based on the weighted average closing price of the Common Shares on the TSX during the last 15 days prior to the vesting date, net of applicable withholding tax. RSUs do not entitle participants to any voting or other shareholder rights and are non-dilutive to shareholders.

The Board believes that the long-term incentive awards granted to directors both compensate the directors for the performance of their duties and also promote director retention and alignment with the interests of long-term shareholders. The target dollar value of such award (“Target LTI Dollar Value”) is determined by the Corporate Governance Committee during its review of director compensation and is targeted to be similar to the awards granted to non-management directors in the 50th percentile of the comparator group as discussed above under “Process for Determining Director Compensation.” For 2013 and 2012, the Target LTI Dollar Value was $90,000 for each non-management director and $135,000 for the Chairman of the Board. Each non-management director received the number of RSUs (or DSUs) determined by dividing the Target LTI Dollar Value by the weighted average closing price of the Common Shares on the TSX for the 90-day period ending on December 31 of the fiscal year immediately prior to the year in which the grant was made and then rounded.

Deferred Share Unit Plan (Director DSUs)

Under the Company’s Deferred Share Unit Plan (the “DSU Plan”), each non-management director elects annually to receive 100%, 50% or 0% of his or her retainer and meeting attendance fees as DSUs. The actual number of DSUs granted to a director is calculated at the end of each quarter by dividing the dollar amount elected to the DSU Plan by the five-day average closing price of the Common Shares on the TSX during the last five trading days of that quarter. Additional DSUs are credited corresponding to dividends declared on the Common Shares. Under the terms of the DSU Plan, directors must elect to become a member of the DSU Plan by December 31 in any year in order to be eligible to receive DSUs in the following calendar year. Directors may also elect to receive their long-term incentive awards in the form of DSUs. See the section “Long-Term Incentive Awards – Restricted Share Unit Plan for Directors” on page 23.

DSUs held by a director are redeemable only after the date on which the director retires as a director of the Company or upon death (“Termination Date”), and a lump-sum cash payment, net of any withholdings, is made after the director chooses a valuation date. For DSUs granted on or after March 2, 2007, a director may choose a valuation date falling between the Termination Date and December 1 of the first calendar year beginning after the Termination Date, but the director cannot choose a date retroactively. For DSUs granted prior to March 2, 2007, the valuation date chosen may fall on any date within a period beginning one year before the Termination Date and ending on December 1 of the first calendar year beginning after the Termination Date. The lump-sum amount is calculated by multiplying the number of DSUs held in the account by the closing price of the Common Shares on the TSX on the valuation date.

The Board believes that providing directors with the alternative of receiving their cash fees and long-term incentive awards in the form of DSUs, which may not be redeemed until retirement or death, further promotes director retention and alignment with the interests of long-term shareholders.

Stock Options

Non-management directors ceased being granted stock options in 2003. No non-management director, with the exception of Mr. Aitken who retired as President & CEO on December 31, 2012, currently holds any stock options (see page 45 for more information on stock options held by Mr. Aitken).

Perquisites

Certain minor out-of-pocket expenses incurred by directors are paid for by the Company. All such expenses are included in the “All Other Compensation” column found in the Directors’ Total Compensation table on page 25.

John Floren was appointed a director effective as of January 1, 2013 and is therefore not included in the following director compensation tables containing information for 2012.

Directors’ Total Compensation

The following table sets out what each director earned by way of annual retainer, meeting attendance fees and long-term incentive awards for 2012.

Director	Annual Retainer ($)	Board Attendance Fees ($)	Committee Attendance Fees ($)	Committee Chair Fees ($)	Travel Fees(1) ($)	Total Fees Earned(2) ($)	Share-Based Award(3) ($)	All Other Compensation(4) ($)	Total ($)
Bruce Aitken(5)
Howard Balloch	40,000	20,000	12,500	5,000	15,000	92,500	115,625	25,885	234,010
Pierre Choquette(6)	20,000	7,500	12,500	—	7,500	47,500	115,625	11,495	174,620
Phillip Cook	40,000	20,000	12,500	7,500	15,000	95,000	115,625	7,670	218,295
Thomas Hamilton	150,000	—	—	—	2,500	152,500	175,000	11,343	338,843
Robert Kostelnik	40,000	20,000	15,000	—	15,000	90,000	115,625	7,670	213,295
Douglas Mahaffy	40,000	17,500	17,500	—	15,000	90,000	115,625	27,241	232,866
A. Terence Poole	40,000	20,000	32,500	20,000	12,500	125,000	115,625	29,503	270,128
John Reid	40,000	20,000	37,500	10,000	2,500	110,000	115,625	29,110	254,735
Janice Rennie	40,000	20,000	30,000	—	2,500	92,500	115,625	15,818	223,943
Monica Sloan	40,000	20,000	15,000	7,500	2,500	85,000	115,625	36,522	237,147

Total	490,000	165,000	185,000	50,000	90,000	980,000	1,215,625	202,257	2,397,882

(1)

Travel fees are paid per trip for cross-country or intercontinental travel to attend Board or committee meetings or for site visits undertaken separate and apart from attendance at Board meetings or committee meetings (and not for orientation purposes upon joining the Board).

(2)

This column includes all retainers, meeting attendance, Chair and travel fees earned during 2012, including those paid in DSUs. Under the DSU Plan, directors may elect to receive 100%, 50% or 0% of their retainer and meeting fees as DSUs. The DSU Plan is more fully described under “Deferred Share Unit Plan (Director DSUs)” on page 24. In 2012, Mr. Balloch elected to receive 100% of his retainer as DSUs (3,149 DSUs). The number and value of the DSUs received by Mr. Balloch in lieu of fees are reflected in the “Directors’ Share-Based Awards - Value Vested during the Year” table on page 27.

(3)

This column reflects the grant date fair value of RSUs and DSUs received by directors in 2012 as long-term incentive awards. The value shown is calculated by multiplying the number of RSUs or DSUs so awarded in 2012 by the closing price of the Common Shares on the TSX on March 1, 2012, the day before such share units were granted, being $31.25. The grant date fair value shown in this column is the same as the accounting fair value. Directors can elect to receive their long-term incentive awards as RSUs or DSUs. See “Long-Term Incentive Awards - Restricted Share Unit Plan for Directors” on page 23 for more information.

(4)

This column is made up of the value of additional share units earned by directors in 2012 (RSUs and/or DSUs as applicable) corresponding to dividends being declared on Common Shares during 2012. See “Long-Term Incentive Awards – Restricted Share Unit Plan for Directors” on page 23 and “Deferred Share Unit Plan (Director DSUs)” on page 24 for more information on dividend equivalents. With respect to dividend equivalent DSUs, the value of dividend equivalent additional DSUs is calculated by multiplying the number of such units by the Canadian dollar closing price of the Common Shares of the TSX on the day that such units were credited. With respect to dividend equivalent RSUs, the value of dividend equivalent additional RSUs is calculated by multiplying the number of such units by the weighted average Canadian dollar closing price of the Common Shares of the TSX for the 15 trading days prior to the day that such units were credited. Other perquisites, whose value is not material, are also included in this column.

(5)

Mr. Aitken was President & CEO until his retirement on December 31, 2012 and therefore did not receive any compensation as a director. See “Statement of Executive Compensation” beginning on page 44 for information on Mr. Aitken’s compensation in 2012.

(6)	Mr. Choquette retired as a director in April 2012.

Directors’ Outstanding Share-Based Awards

The following table shows the number of share-based awards received as long-term incentive held by each director as at December 31, 2012. Directors do not receive stock options.

	Outstanding Share-Based Awards as at December 31, 2012
Director	Shares or Units of Shares that Have Not Vested(1) (#)	Market or Payout Value of Share-Based Awards that Have Not Vested(1) ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed(2) ($)
Bruce Aitken(3)
Howard Balloch	—	—	628,056
Pierre Choquette(4)	—	—	—
Phillip Cook	7,051	223,376	—
Thomas Hamilton	10,680	338,342	—
Robert Kostelnik	7,051	223,376	—
Douglas Mahaffy	—	—	741,692
A. Terence Poole	—	—	1,297,359
John Reid	—	—	690,624
Janice Rennie	7,051	223,376	361,184
Monica Sloan	7,051	223,376	674,404

(1)

These columns reflect the number and value of outstanding unvested RSUs as at December 31, 2012 and include dividend equivalent RSUs credited since the date of the original RSU grants. The value of the RSUs outstanding is calculated by multiplying the number of RSUs outstanding by the closing price of the Common Shares on the TSX on December 31, 2012, being $31.68.

(2)

This column reflects the value of vested DSUs received as long-term incentive awards (“LTI DSUs”) held by each director as at December 31, 2012, and includes dividend equivalent LTI DSUs credited since the date of the original LTI DSU grants. The value of the LTI DSUs is calculated by multiplying the number of LTI DSUs outstanding by the closing price of the Common Shares on the TSX on December 31, 2012, being $31.68.

(3)

Mr. Aitken was President & CEO during 2012 and therefore did not receive any compensation as a director. See “Statement of Executive Compensation” beginning on page 44 for information on Mr. Aitken’s compensation in 2012.

(4)

Mr. Choquette retired as a director in April 2012. Upon retirement he redeemed 66,531 DSUs and, in accordance with the terms of the DSU Plan, he received a lump-sum cash payment of $2,224,115. Mr. Choquette did not hold any RSUs on his retirement date.

The table below shows the total number and value of DSUs, including both DSUs received in lieu of fees and as a long-term incentive award (“Outstanding DSUs”), held by each non-management director as at December 31, 2012 and includes dividend equivalent Outstanding DSUs credited since the date of the original Outstanding DSU grants. The value is calculated by multiplying the number of Outstanding DSUs by the closing price of the Common Shares on the TSX on December 31, 2012, being $31.68. The actual amount paid to a director on settlement of Outstanding DSUs depends on the valuation date chosen by the director, and the valuation date may be retroactive in the case of Outstanding DSUs granted prior to March 2, 2007. See “Deferred Share Unit Plan (Director DSUs)” on page 24 for more detailed information regarding the DSU Plan and the valuation date that directors may choose.

	Number of Outstanding DSUs as at Dec. 31, 2012			Value of Outstanding DSUs as at Dec. 31, 2012
Director	Granted prior to Mar. 2, 2007	Granted on or after Mar. 2, 2007	Total DSUs Held	($)
Howard Balloch	—	38,144	38,144	1,208,402
Pierre Choquette(1)		—	—	—
Phillip Cook	—	—	—	—
Thomas Hamilton	—	—	—	—
Robert Kostelnik	—	—	—	—
Douglas Mahaffy	—	38,118	38,118	1,207,578
A. Terence Poole	17,540	23,412	40,952	1,297,359
John Reid	18,193	18,854	37,047	1,173,649
Janice Rennie	—	11,401	11,401	361,184
Monica Sloan	20,598	19,774	40,372	1,278,985

(1)	Mr. Choquette retired as a director in April 2012. Upon retirement he redeemed 66,531 DSUs and, in accordance with the terms of the DSU Plan, he received a lump-sum cash payment of $2,224,115.

Directors’ Share-Based Awards – Value Vested during the Year

The following table shows the aggregate dollar value realized by each director upon vesting of share-based awards during 2012. Directors do not receive stock options and do not receive any non-equity incentive plan compensation.

	Share-Based Awards – Value Vested during the Year
	Number Vested during 2012 (#)					Value Vested during 2012 ($)
	RSUs(1)	DSUs(2)				RSUs(3)	DSUs(2)
Director	Long-Term Incentive Awards	Granted in Lieu of Fees(4)	Long-Term Incentive Awards(5)	Dividend Equivalents(6)	Total	Long-Term Incentive Awards	Granted in Lieu of Fees(4)	Long-Term Incentive Awards(5)	Dividend Equivalents(6)	Total
Bruce Aitken(7)
Howard Balloch	—	3,149	3,700	864	7,713	—	92,500	115,625	25,885	234,010
Pierre Choquette(8)	—	—	3,700	348	4,048	—	—	115,625	11,287	126,912
Phillip Cook	4,930	—	—	—	4,930	145,104	—	—	—	145,104
Thomas Hamilton	6,955	—	—	—	6,955	204,674	—	—	—	204,674
Robert Kostelnik	4,930	—	—	—	4,930	145,104	—	—	—	145,104
Douglas Mahaffy	—	—	3,700	909	4,609	—	—	115,625	27,241	142,866
A. Terence Poole	—	—	3,700	977	4,677	—	—	115,625	29,503	145,128
John Reid	4,930	—	3,700	884	9,514	145,104	—	115,625	26,475	287,204
Janice Rennie	4,930	—	—	272	5,202	145,104	—	—	8,148	153,252
Monica Sloan	4,930	—	—	963	5,893	145,104	—	—	28,853	173,957

(1)

This column represents RSUs that were awarded in 2010 and vested on December 1, 2012, together with dividend equivalent RSUs credited in respect thereof. See “Long-Term Incentive Awards – Restricted Share Unit Plan for Directors” on page 23 for more information.

(2)

DSUs vest immediately upon grant; however, they may not be redeemed by a director until retirement or upon death. Directors may elect to receive 100%, 50% or 0% of their annual retainer and meeting attendance fees as DSUs. Directors may also elect to receive their long-term incentive award in the form of DSUs. Additional DSUs are credited each quarter corresponding to dividends declared on Common Shares. See “Deferred Share Unit Plan (Director DSUs)” on page 24 for more information.

(3)

The value of the RSUs shown in this column reflects the amount actually paid to directors for RSUs that vested on December 1, 2012, calculated in accordance with the terms of the RSU Plan by multiplying the number of vested units (including fractional units) by the weighted average closing price of the Common Shares on the TSX during the 15 trading days prior to the vesting date, being $29.43. The closing price of the Common Shares on the TSX on December 1, 2012, the vesting date, was $30.06.

(4)

These columns reflect the number and value of DSUs received in lieu of fees earned as elected by directors in 2012. The value is equal to the Total Fees Earned column in the Directors’ Total Compensation table on page 25. DSUs are granted in lieu of fees on a quarterly basis and the number of DSUs granted at the end of each quarter is calculated by dividing one-quarter of the annual fees elected to be received as DSUs by the average closing price of the Common Shares on the TSX on the last five trading days of the preceding fiscal quarter.

(5)

These columns reflect the number and value of DSUs granted to directors in 2012 as long-term incentive awards. The value shown is the grant date fair value (which is the same as accounting fair value) and is calculated by multiplying the number of DSUs awarded in 2012 by the closing price of the Common Shares on the TSX on March 1, 2012, the day before such share units were granted, being $31.25. Directors can elect to receive their long-term incentive award as RSUs or DSUs. See “Long-Term Incentive Awards - Restricted Share Unit Plan for Directors” on page 23 for more information.

(6)

These columns reflect dividend equivalent additional DSUs credited on outstanding DSUs in 2012, and the value is calculated by multiplying the number of such additional DSUs by the closing price of the Common Shares of the TSX on the day that such DSUs were credited.

(7)

Mr. Aitken was President & CEO during 2012 and therefore did not receive any compensation as a director. See “Statement of Executive Compensation” beginning on page 44 for information on Mr. Aitken’s compensation in 2012.

(8)	Mr. Choquette retired as a director in April 2012.

Directors’ Share Ownership Requirements

Since 1998, the Company has had share ownership guidelines for directors to promote shareholder alignment and in early 2011 these became a requirement. The current requirement states that each non-management director is to own shares having a value equal to at least five times his or her annual retainer. In the event a share price change results in a director falling below the minimum shareholding requirement, that director has one year in which to meet the requirement. RSUs, DSUs and 50% of PSUs held by a director are considered when determining whether the individual is meeting the share ownership requirements. All new directors have a reasonable period of time within which to meet their share ownership requirement.

The following table shows, among other things, the number of Common Shares, RSUs and DSUs held by each director as at March 8, 2013 compared to the number of Common Shares, RSUs and DSUs held as at March 2, 2012 and the percentage of the requirement achieved for each director based on their holdings as at March 8, 2013.

Director(1)	Director Since	As At	Common Shares Held(2) (#)	Share Units Held (#)		Total Common Shares and Share Units Held (#)	Total At-Risk Value of Common Shares and Share Units(3) ($)	Value of Common Shares and Share Units Required to Meet Requirement(4) ($)	Percentage of Requirement Achieved (%)	Amount at Risk as a Multiple of Annual Retainer	Meets Requirement
				RSUs	DSUs
Bruce Aitken (5)	Jul-04	Mar 8, 2013	138,289	100,902	188,878	428,069	14,639,960	200,000	7,320	366.0	Yes
		Mar 2, 2012	134,622	134,818	184,373	453,813	12,420,862
		Change	+3,667	-33,916	+4,505	-25,744	+2,219,098
Howard Balloch	Dec-04	Mar 8, 2013	1,700	—	41,144	42,844	1,465,265	200,000	733	36.6	Yes
		Mar 2, 2012	4,000	—	34,132	38,132	1,043,673
		Change	-2,300	—	+7,012	+4,712	+421,592
Phillip Cook	May-06	Mar 8, 2013	18,100	10,051	—	28,151	962,764	200,000	481	24.1	Yes
		Mar 2, 2012	16,100	11,723	—	27,823	761,516
		Change	+2,000	-1,672	—	+328	+201,248
John Floren(6)	Jan-13
Thomas Hamilton(7)	May-07	Mar 8, 2013	24,000	15,180	—	39,180	1,339,956	750,000	179	8.9	Yes
		Mar 2, 2012	24,000	17,253	—	41,253	1,129,095
		Change	—	-2,073	—	-2,073	+210,861
Robert Kostelnik	Sep-08	Mar 8, 2013	18,300	10,051	—	28,351	969,604	200,000	485	24.2	Yes
		Mar 2, 2012	18,300	11,723	—	30,023	821,730
		Change	—	-1,672	—	-1,672	+147,874
Douglas Mahaffy	May-06	Mar 8, 2013	2,000	—	41,118	43,118	1,474,636	200,000	737	36.9	Yes
		Mar 2, 2012	2,000	—	37,208	39,208	1,073,123
		Change	—	—	+3,910	+3,910	+401,513
A. Terence Poole(8)	Feb-94	Mar 8, 2013	36,500	—	43,952	80,452	2,751,458	200,000	1,376	68.8	Yes
		Mar 2, 2012	35,000	—	39,975	74,975	2,052,066
		Change	+1,500	—	+3,977	+5,477	+699,392
John Reid	Sep-03	Mar 8, 2013	10,000	3,000	37,047	50,047	1,711,607	200,000	856	42.8	Yes
		Mar 2, 2012	10,000	4,841	36,164	51,005	1,396,007
		Change	—	-1,841	+883	-958	+315,600
Janice Rennie	May-06	Mar 8, 2013	2,000	10,051	11,401	23,452	802,058	200,000	401	20.1	Yes
		Mar 2, 2012	2,000	11,723	11,130	24,853	680,227
		Change	—	-1,672	+271	-1,401	+121,831
Monica Sloan	Sep-03	Mar 8, 2013	4,000	10,051	40,372	54,423	1,861,267	200,000	931	46.5	Yes
		Mar 2, 2012	4,000	11,723	39,410	55,133	1,508,990
		Change	—	-1,672	+962	-710	+352,277

(1)	Pierre Choquette retired as a director in April 2012 and therefore is not included in this table.
(2)	This column includes all Common Shares directly or indirectly beneficially owned or over which control or direction is exercised.
(3)

For 2013, this value is calculated using $34.20 per share, being the weighted average closing price of the Common Shares on the TSX for the 90-day period ending March 8, 2013. For 2012, this value was calculated using $27.37 per share, being the weighted average closing price of the Common Shares on the TSX for the 90-day period ending March 2, 2012.

(4)	Our director share ownership requirements state that directors are to hold Common Shares and/or share units equal to at least five times their annual retainer.
(5)

Mr. Aitken was President & CEO in 2012 and therefore had share ownership requirements applicable to that position in 2012. Mr. Aitken did not hold any RSUs on March 2, 2012 and for him, the RSU column for 2012 represents 50% of the PSUs that he held at that time. The RSU column for 2013 represents 50% of the number of PSUs he holds (97,902) as well as the number of RSUs he holds (3,000).

(6)

Mr. Floren was not appointed to the Board until he was named President & CEO effective as of January 1, 2013. See “Share Ownership Requirements” on page 43 for information regarding Mr. Floren’s holdings and ownership requirements.

(7)

Mr. Hamilton is Chairman of the Board and therefore in 2013 his percentage of share ownership requirement achieved and the amount at risk as a multiple of annual retainer are calculated as five times his annual retainer of $150,000.

(8)	Mr. Poole resigned as a director in June 2003 and was reappointed in September 2003.

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

Summary

This summary provides an overview of the Company’s executive compensation philosophy and program as detailed in the remainder of our 2012 Executive Compensation Discussion and Analysis:

•

The main objective of our executive compensation program is to attract, retain and engage high-quality, high-performance executives with relevant experience who have the ability to successfully execute our strategy and deliver long-term value to our shareholders. (The objectives are more fully described on page 30.)

•

We believe in pay for performance, which is why approximately 76% of the President & CEO’s target compensation and 63% of other Named Executive Officer (each, an “NEO”) target compensation is at risk and linked to a combination of individual and corporate performance goals, compounded shareholder return, and share price performance. (Elements of executive compensation are more fully described on page 34.)

•

The total compensation earned by the NEOs, including the realized and unrealized value of previously granted long-term incentive awards, aligns with cumulative total shareholder return over time. (The pay for performance link is more fully illustrated on page 41.)

•

Compensation policies and practices are designed with features that mitigate risk without diminishing the incentive nature of the compensation. We believe our compensation policies and practices encourage and reward prudent business judgment and appropriate risk-taking over the long term to increase shareholder value. The Human Resources Committee and the Board have concluded that any risks arising from our employee compensation policies and practices are not reasonably likely to have a material adverse effect on the Company. (Compensation policies and practices risk review are more fully described on page 30.)

•

The elements of the executive compensation program, in total, are targeted to provide compensation to executives at the 50th percentile of the aggregate total compensation for organizations in our comparator group. Actual payouts under these programs can be above or below the median based on individual or company performance. (The process for determining executive compensation is more fully described on page 32.)

•

The components of NEO compensation are: base salary, cash-based short-term incentive awards, equity-based long-term incentive awards (including stock options/stock appreciation rights, and performance share units), benefits, perquisites, and pensions. (Each component of NEO compensation are more fully described beginning on page 34.)

•

Short-term incentive awards are linked directly to annual goals and performance, consistent with the Company’s pay-for-performance philosophy. (The short-term incentive plan is more fully described on page 35.)

•

Long-term incentives are used to align executive officer actions with long-term goals and shareholder interests, providing rewards consistent with the creation of shareholder value. They also help the Company retain executives and assist executives in meeting their share ownership requirements. (The long-term incentive plan is more fully described on page 37.)

•

Canadian-based executives are provided with a single, fixed amount, taxable perquisite allowance for financial planning, automobile, social club, health, fitness and household security in lieu of individual allowances for each perquisite. Executives participate in group benefit and registered defined contribution retirement programs on the same terms as other employees. Since there are tax limits on the retirement benefits that may be paid from the registered plan, Canadian-based executives also participate in a defined contribution supplemental retirement plan that provides benefits in excess of what is provided under the registered plan. (Benefits are more fully described on page 39 and retirement plans are more fully described on page 47.)

Objectives and Design of the Executive Compensation Program

We are committed to operational excellence as part of our business strategy and this commitment extends to our search for, and retention of, executive talent. As such, the main objective of our executive compensation program is to attract, retain and engage high-quality, high-performance executives with relevant experience who have the ability to successfully execute our strategy and deliver long-term value to our shareholders.

The objectives of the Company’s executive compensation program are to:

•

compensate executives competitively for the leadership, specific skills, knowledge and experience required to perform their duties and achieve annual financial targets and non-financial performance goals;

•	align the actions and economic interests of executives with the interests of long-term shareholders; and

•	encourage retention of executives.

All of our employees, including each of our executive officers, set yearly personal performance goals that are aligned with the Company’s overall strategic goals. The personal performance goals are designed to be challenging, yet attainable. The annual personal performance goals of the CEO are approved by the Board and the CEO approves the annual personal performance goals for the executive officers, including the other NEOs.

The Human Resources Committee annually reviews and recommends to the Board the remuneration of executive officers. During its most recent review, and since 1998, the Human Resources Committee determined that our executive compensation program should be designed to be competitive with the 50th percentile of a comparator group of North American-based chemical companies with global operations and should be comprised of base salary, short-term incentive plan, long-term incentive plan, perquisites and benefits. All of these elements are discussed in detail below.

The Company also believes in the importance of our executives owning Company shares to more fully align management with the interests of shareholders and focus management’s activities on developing and implementing strategies that create and deliver long-term value for shareholders. Therefore, as part of our executive compensation program, the CEO, each NEO and all other senior officers have significant share ownership requirements. For more information, see “Share Ownership Requirements” on page 43.

The Company’s overarching performance goal is to sustainably increase returns to shareholders. In a capital-intensive, long-cycle business, our goals require that we operate our assets efficiently and cost-effectively, optimize our overall asset portfolio, and deploy capital wisely over the medium and long-term. We strive to align executive pay to performance against these goals and, over time, through a mix of short- and long-term incentive programs. With this in mind, significant elements of executive compensation are designed to be dependent upon measures that align with these objectives. For all executive officers in 2012, 60% of the short-term incentive award is dependent on achieving certain levels of “modified return on capital employed” (which is more fully described on page 35) and the remaining 40% is based on personal performance objectives designed to incentivize executive officers to achieve annual performance targets that are aligned with our corporate strategy. In the case of the long-term incentive plan, the value to executives of PSUs is dependent upon the compounded shareholder return calculated over a three-year period. Stock options/SARs have no value if the underlying share price does not increase from the date that the stock options/SARs are awarded.

Compensation Policies and Practices Risk Review

The mandate of the Human Resources Committee requires an annual review of the Company’s compensation policies and practices to confirm that they align with the Company’s risk management principles and that they do not encourage inappropriate or excessive risk-taking nor are they reasonably likely to have a material adverse effect on the Company. The Company’s compensation policies and practices are designed with features that mitigate risk without diminishing the incentive nature of the compensation. We believe our compensation policies and practices encourage and reward prudent business judgment and appropriate risk-taking over the long term to increase shareholder value. The Human Resources Committee and the Board have concluded that any risks arising from our employee compensation policies and practices are not reasonably likely to have a material adverse effect on the Company. In its deliberations, the Human Resources Committee considered, among other things, the following key features of such policies and practices:

•

limits on short-term incentive and PSU awards, thereby defining and capping potential payouts (these plans are more fully described on page 35 under the heading “Short-Term Incentive Plan” and page 38 under the heading “Performance Share Unit Plan”);

•

proportionately greater award opportunity derived from the long-term incentive plan compared to the short-term incentive plan, creating a greater focus on sustained Company performance over time (the target executive compensation mix is more fully described on page 34 under the heading “Elements of Executive Compensation”);

•

the application of a short-term incentive metric that aligns employees with the balanced objectives of increasing revenues, reducing costs and managing net assets is a significant component of the short-term incentive award (this metric is more fully described on page 35 under the heading “Corporate Performance Component”);

•

use of two distinct long-term incentive vehicles - PSUs and stock options/SARs - that vest over a number of years, thereby providing strong incentives for sustained operational and financial performance (the long-term incentive plans are more fully described on page 37 under the heading “Long-Term Incentive Plan”);

•

a long-term incentive plan that has overlapping performance periods, such that at any one time multiple potential awards are affected by current year performance, thereby encouraging and rewarding sustained high levels of performance (the long-term incentive plans are more fully described on page 37 under the heading “Long-Term Incentive Plan”);

•

share ownership requirements for all executive officers and share ownership guidelines for all management employees, monitored annually by the Human Resources Committee, to ensure alignment with shareholder interests over the long term (share ownership requirements are more fully described on page 43 under the heading “Share Ownership Requirements”);

•

Human Resources Committee and Board discretion to adjust payouts under both the short-term incentive plan and the long-term incentive plan to reflect the core operating performance of the business (this discretion is more fully described on page 32 under the heading “Process for Determining Executive Compensation”);

•

incorporation of an individual performance rating, ranging from 0% to 200%, as a factor in the total short-term incentive calculation, thereby enabling the Human Resources Committee to direct a zero payout to any executive in any year if the individual executive is deemed to have sufficiently poor performance or is found to have engaged in activities that pose a financial, operational or other undue risk to the Company (the short-term incentive plan is more fully described on page 35 under the heading “Short-Term Incentive Plan”);

•	formal recoupment policy applicable to both cash and equity compensation of all employees (the recoupment policy is more fully described on page 40 under the heading “Recoupment Policy”); and

•	formal hedging policy applicable to insiders, which includes all of the Company’s executive officers (the hedging policy is more fully described on page 40 under the heading “Hedging”).

Succession Planning and Leadership Development

We are committed to investing in the development of our employees. Our goal is to be our own primary source of global leadership talent. To achieve this we need to have a strong bench of high-potential candidates for every key leadership position. Our succession management program is designed to build and preserve organizational capability and to minimize succession risk by proactively assessing, identifying and developing leadership talent at all leadership levels, including the executive level, within the organization. Only individuals with assessed upward potential and sustained high performance are considered as high-potential talent. The executive team conducts at least two sessions per year conducting an in-depth talent review of members of the global management team plus assessed “high potentials” from all levels in the organization.

We offer a suite of leadership development programs for high-potential talent. The objectives of these various programs include developing leadership skills, expanding leadership capacity and cultural fluency, enhancing commitment to action plans and developing a network of global peers within the organization to share knowledge and experiences. We also support meaningful and varied on-the-job experiences and ensure our leaders are appointed to roles in order to optimize both business performance and individual development.

Each year, the Human Resources Committee reviews the progress made in developing current and future leaders through the succession management program and leadership development programs, with particular focus on the executive officers. The Human Resources Committee and the Board are satisfied that well-qualified internal candidates exist for all executive positions, including the President & CEO position. The success of our internal succession planning was recently evidenced by the promotion of Mr. Floren to the role of President & CEO upon the retirement of Mr. Aitken. In addition, all of the appointments resulting from Mr. Floren’s promotion were internal candidates. For more information about the President & CEO succession process, please see the Chairman’s Message to Shareholders in the Company’s 2012 Annual Report.

Process for Determining Executive Compensation

The Human Resources Committee is responsible for compensation matters with respect to executive officers. The Human Resources Committee, as of the date of this Information Circular, consists of three members (Mr. Reid, Mr. Mahaffy and Ms. Rennie), all of whom are independent directors. None of the members of the Human Resources Committee is, or was during the most recently completed financial year, an officer or employee of the Company or any of its subsidiaries; was formerly an officer of the Company or any of its subsidiaries; has any indebtedness to the Company or any of its subsidiaries; or has any material interest, or any associates or affiliates that have a material interest, direct or indirect, in any actual or proposed transaction since the beginning of the Company’s most recently completed financial year that has materially affected or would materially affect the Company or any of its subsidiaries.

All members of the Human Resources Committee have direct experience with executive compensation through their previous executive positions and their service on Human Resources/Compensation Committees at other organizations. In their executive positions, all members participated in compensation, benefits and related decisions; implemented or evaluated the design of the company’s executive compensation programs; and gained experience in other areas of human resources, such as talent management, succession planning, performance management and performance-based compensation. The Human Resources Committee receives an annual update from Towers Watson on recent trends and key issues regarding executive compensation and how they relate to the Company. In addition, all members take relevant professional development courses to maintain the currency of their knowledge in the area of executive compensation.

Mr. Reid, the Chair of the Human Resources Committee, was the Chief Executive Officer of BC Gas/Terasen between 1997 and 2005. Mr. Reid has been a member of the Human Resources Committee at Finning International since 2009 and has chaired that committee since 2010. Mr. Mahaffy was the Chief Executive Officer of McLean Budden between 1989 and 2008. Mr. Mahaffy has been a member of the Human Resources and Compensation Committee of the Canada Pension Plan Investment Board since 2009, was a member of the Human Resources Committee at Stelco between 1994 and 2006 and chaired that committee between 1997 and 2001. Ms. Rennie was Senior Vice President, Human Resources and Organizational Effectiveness at EPCOR Utilities between 2004 and 2005. Prior to 2004, Ms. Rennie was Principal of Rennie & Associates, which provided investment and related advice to small and mid-sized companies. Ms. Rennie has been a member of the Compensation Committee at Teck Resources since 2008 and has chaired that committee since 2008, a member of the People and Compensation Committee at WestJet since 2011, a member of the Compensation Committee of West Fraser Timber since 2012, and was a member of the Corporate Governance, Compensation and Nominating Committee at Capital Power between 2009 and 2012.

As part of its mandate, the Human Resources Committee annually reviews and recommends to the Board for approval the remuneration of the Company’s executive officers, including the NEOs identified in the table below under the heading “The Company’s Named Executive Officers.” The Human Resources Committee periodically reviews the levels of compensation for executive officers and obtains advice from independent consultants in that regard. The last full-scale competitive assessment was conducted by Towers Watson in November 2010. Towers Watson provided benchmark market data and analysis based on compensation data published by comparator group companies in information circulars. Based on the results of this assessment, total compensation for executive officers was deemed to be competitive. The Human Resources Committee also obtains the advice and recommendations of the CEO with respect to compensation matters pertaining to the Company’s other executive officers. Towers Watson, from time to time, is retained to advise on specific executive compensation matters raised by the Human Resources Committee. However, the Human Resources Committee is ultimately responsible for its decisions and may employ factors and considerations other than the information and advice provided by Towers Watson. Both the Human Resources Committee and the Board have the ability to exercise discretion in awarding compensation. As an example, owing to the sharp but short-lived decline in the Company’s share price in late 2008 and early 2009 as a result of the global financial crisis, the Board exercised this discretion in 2009 with respect to the annual stock option and PSU grants. The Board determined that the 2009 stock option and PSU grant sizes be based on the average stock price over the entire 2008 year rather than over the last 90 days of the year as is the usual practice. This resulted in smaller stock option and PSU grants than otherwise would have been determined as the Board did not want the 2009 grants to be perceived as excessive if the stock price quickly returned to pre-financial crisis levels.

Total compensation for executive officers includes base salary, short-term incentives, long-term incentives, perquisites and benefits. Total compensation is established to be competitive with the 50th percentile of the aggregate total compensation for organizations in a comparator group of companies. Base salaries only for executives located outside of North America may be adjusted based on local base salary data. In late 2007, the Human Resources Committee reviewed the comparator group that is used to establish total compensation for executive officers and the next review is planned for 2013. Given that the Company has no publicly traded peers in the methanol industry only, the Human Resources Committee looked for a good sample of peer companies of similar size, complexity and industry. The Human Resources Committee selected a comparator group of 16 companies comprised of North American-based companies in the chemical industry with annual revenues between US$1 billion and US$10 billion that have global operations and, where possible, operate in a commodity-based or cyclical business. Since 2007, through subsequent mergers and acquisitions, the comparator group is now comprised of 13 companies as follows:

Agrium Inc.	Chemtura Corporation	Koppers Inc.	Potash Corporation of Saskatchewan, Inc.
Ashland Inc.	Cytec Industries Inc.	Olin Corporation	Spartech Corporation
Cabot Corporation	FMC Corporation	PolyOne Corporation	Westlake Chemical Corporation
Celanese Corporation

Compensation Consultants

The Human Resources Committee retains independent consultants from time to time to obtain advice and recommendations regarding executive compensation matters; however, the Human Resources Committee is ultimately responsible for its decisions and may employ factors and considerations other than the information and advice provided by its independent consultants. The Chair of the Human Resources Committee approves the scope of all executive compensation work by independent consultants and approves the invoices related to this work. In March 2013, the Human Resources Committee’s mandate was amended to clarify that the Human Resources Committee has the authority to retain compensation consultants, independent legal counsel and other advisors, as well as the direct responsibility for the appointment, compensation and oversight of such advisors. The Human Resources Committee also has the responsibility under its mandate to consider independence factors before selecting such advisors, other than in-house legal counsel.

The Human Resources Committee first retained Towers Watson (then Towers Perrin) in 2007. Towers Watson’s mandate for executive compensation in 2012 included three items: 1) a report and presentation on current trends in executive compensation and commentary on the Company’s compensation practices; 2) a compensation review and recommendations related to compensation mix and compensation levels for the new President & CEO and two new executive officers; and 3) general executive compensation assistance. Other services that Towers Watson provides to the management of the Company include ongoing consulting and third-party administration services for executive supplemental retirement plans and employee pension plans and occasional non-executive compensation data and assistance. The Human Resources Committee and the Board are aware of, but do not pre-approve, these non-executive services requested by management. Towers Watson’s written mandate to the Human Resources Committee outlines Towers Watson’s role and terms of reference as the independent consultant to the Human Resources Committee, and this includes confirmation that Towers Watson has well-established safeguards to maintain the independence of its executive compensation consultants which include compensation protocols, internal reporting relationships and formal policies to prevent any potential conflict of interest. Towers Watson’s approximate fees to the Company over the past three years are listed in the table below. All amounts in the following table are in Canadian dollars.

	Executive Compensation-Related Fees	All Other Fees				Total Fees
	($)	Consulting and Third-Party Administration Services Fees for Employee Pension Plans ($)	Consulting and Third-Party Administration Services Fees for Executive Supplemental Retirement Plans ($)	Non-Executive Compensation-Related Fees ($)	Total All Other Fees ($)	($)
2012	82,000	148,000	37,000	0	185,000	267,000
2011	30,000	226,000	35,000	0	261,000	291,000
2010	49,000	163,000	27,000	28,000	218,000	267,000

The Company’s Named Executive Officers

The NEOs of the Company are listed in the table below:

Named Executive Officer	Office Held	Principal Occupations and Positions during Last Five Years
Bruce Aitken(1)	President and CEO	President and Chief Executive Officer of the Company since May 2004.

Ian Cameron(2)	Senior Vice President, Corporate Development and Chief Financial Officer	Senior Vice President, Corporate Development and Chief Financial Officer of the Company since November 2010; prior thereto, Senior Vice President, Finance and Chief Financial Officer of the Company since January 2003.

Named Executive Officer	Office Held	Principal Occupations and Positions during Last Five Years
John Floren(3)	Senior Vice President, Global Marketing and Logistics	Senior Vice President, Global Marketing and Logistics of the Company since June 2005.

Michael Macdonald	Senior Vice President, Global Operations	Senior Vice President, Global Operations of the Company since November 2010; prior thereto Senior Vice President, Corporate Development of the Company since June 2005.

Paul Schiodtz(4)	Senior Vice President, Latin America	Senior Vice President, Latin America of the Company since January 2006.

(1)	Mr. Aitken retired from the Company on December 31, 2012.
(2)	Mr. Cameron was appointed Senior Vice President, Finance & Chief Financial Officer effective as of January 1, 2013.
(3)	Mr. Floren was appointed President & CEO effective as of January 1, 2013.
(4)	Mr. Schiodtz appears as an NEO for the first time in 2012. Mr. Gordon, who was previously an NEO, retired from the Company in 2012 and did not meet the requirements for an NEO in 2012.

Elements of Executive Compensation

All amounts in this section “Elements of Executive Compensation” are in Canadian dollars except where otherwise noted.

The 2012 target executive compensation mix is illustrated in the table below.

	Percentage of Target Total Direct Compensation
	Base Salary (%)	Short-Term Incentive Award (%)	Total Cash Compensation (%)	Stock Options/ SARs (%)	PSUs (%)	Total Equity (%)	Total Direct Compensation (%)
CEO	24	18	42	29	29	58	100
All Other Executive Officers	37	19	56	22	22	44	100

2013 Changes

Mr. Aitken retired as President & CEO on December 31, 2012 and Mr. Floren was promoted to President & CEO effective as of January 1, 2013. During the succession planning process, the Human Resources Committee retained Towers Watson to conduct a compensation review and provide compensation recommendations for the new incumbent. As a result of this review, Towers Watson advised that, although the total direct compensation for our CEO has been in line with the 50th percentile of the comparator group, the compensation mix was no longer aligned with our comparator group. Currently, the comparator group chief executive officers tend to have lower base salaries and higher short- and long-term incentive targets compared to the Company. Towers Watson recommended changing the executive compensation mix for the new CEO, as shown in the table below, and the Human Resources Committee agreed with this recommendation. The details of these changes to the executive compensation mix for the new CEO for 2013 are: 1) the annual base salary for the new CEO is positioned in a salary range that is 24% lower than was used for the outgoing CEO; 2) the target short-term incentive award is increased from 75% to 100% of base salary; and 3) the target long-term incentive award is increased from 245% to 300% of the salary range midpoint.

	Percentage of Target Total Direct Compensation - New
	Base Salary (%)	Short-Term Incentive Award (%)	Total Cash Compensation (%)	Stock Options/ SARs (%)	PSUs (%)	Total Equity (%)	Total Direct Compensation (%)
CEO	17	17	34	33	33	66	100

A similar compensation review will be undertaken in 2013 for all other executive officers.

All of the elements of executive compensation are summarized in the following table and described in more detail below.

Total Direct Compensation				Indirect Compensation
Base Salary	Short-Term Incentive Award	Long-Term Incentives	+	Benefits	Retirement Plans
Pay for role and capability	Pay for achievement of annual strategic performance goals	Pay for future performance and retention		Investment in employee health and well-being as well as perquisites	Investment in financial security after retirement
	“At-Risk” Awards	“At-Risk” Payouts

Base Salary

Base salaries are intended to compensate executives competitively for leadership, specific skills, knowledge and experience required to perform their duties. Base salaries for executive officers are established within a salary range, the midpoint of which is targeted to be at the 50th percentile of the comparator group of companies as discussed under “Process for Determining Executive Compensation” on page 32 . Base salaries for executives located outside of North America may be adjusted based on local base salary data. Initial placement into the salary range is based on qualifications and experience and salaries are reviewed annually. The initial placement and annual base salary review for the CEO is conducted by the Human Resources Committee. The Human Resources Committee may retain an external consultant to assist with this process. The CEO recommends to the Human Resources Committee for its approval the initial placement and annual salary reviews for all other executives, including the other NEOs. Over time, base salary can approach and may exceed the midpoint of the salary range.

Short-Term Incentive Plan

The Company’s short-term incentive plan is designed to recognize and reward the achievement of strategic performance goals by executive officers with an annual cash award. The Board has determined that the short-term incentive award should be based on two components – corporate performance and personal performance – and that each component should be quantified and weighted for calculation purposes. The purpose of the corporate performance component is to align the interests of executive officers with an overall corporate performance measure to focus their efforts on achieving annual strategic corporate targets. The purpose of the personal performance component is to recognize each executive officer’s personal contribution to certain annual operational and strategic business activities and initiatives.

For 2012, the target award was 75% of annual base salary for the CEO and 50% of annual base salary for all other executive officers. The target award percentage for all NEOs is determined by the Board each year and has been unchanged since 2001. For 2012, the Board decided that the corporate performance component should represent 60% of the potential overall award and the personal component should represent 40%.

Corporate Performance Component

For 2012, the Board decided that the corporate performance component should be based on profitability, as measured by the Company’s return on capital employed, modified to eliminate the distortion of accounting depreciation on new and depreciated assets (“Modified ROCE”).

The short-term incentive plan provides for the following payout levels based on corporate performance results:

Corporate Performance Level	Corporate Factor Payout Level
Minimum performance is not achieved	0%
Minimum performance is achieved or exceeded, but target performance is not achieved	Less than 100%
Target performance is achieved or exceeded, but maximum performance is not achieved	Equal to or greater than 100%, but less than 200%
Maximum performance is achieved or exceeded	200%

The factor by which the incentive compensation award is calculated is pro-rated between the minimum, target and maximum award depending on actual performance under each of the components.

Modified ROCE

The Board has reviewed a number of measures of profitability and has determined that Modified ROCE was a good measure to be used for evaluating corporate performance. Investing in large capital assets designed to run for long periods of time is a core element of our long-term business strategy. As a measure of the quality of returns to shareholders, Modified ROCE has a level of simplicity that allows for ease of understanding by employees. The Board reviews the use of Modified ROCE each year and in 2012 established 12% Modified ROCE as the performance target, with break-even net income as the performance minimum and 17% as the performance maximum. Refer to the “Financial Highlights” section of our 2012 Annual Report for a more detailed definition of Modified ROCE. The Company’s actual Modified ROCE in 2012 was 12% resulting in a payout level of 100%.

Over the five years prior to 2012, corporate performance fell below the target level in two years and exceeded the target level in the other three years but never achieved the maximum performance level. The corporate performance component percentage over the past five years, including 2012, has been between 47% and 167% with an average of 97% of the target award.

Personal Performance Component

The Human Resources Committee assigns the CEO’s personal performance rating, which is subsequently reviewed and approved by the Board. With respect to all other NEOs, the CEO assigns their personal performance ratings and such ratings are reviewed by the Human Resources Committee and approved by the Board. The personal performance component of the short-term incentive award is based on a number of measures for each executive, as summarized below.

Bruce Aitken, President and Chief Executive Officer

Under Mr. Aitken’s leadership, the Company achieved significant results in 2012. Through improved production and cash flow capability, we achieved adjusted EBITDA of US$429 million, Modified ROCE at 12.0% and sales volume of 7.5 million tonnes. We also returned excess cash to our shareholders by increasing our dividend by 9%. With respect to our manufacturing operations, we achieved our highest level of production since 2007; restarted the New Zealand Motunui facility safely and on time and secured committed gas supplies to underpin a long-term operation in New Zealand; reached a final investment decision for the relocation of a Chile plant to the US Gulf Coast; and set the stage for the execution in 2013 of a 10-year gas supply contract with Chesapeake Energy to underpin the US Gulf Coast facility and made excellent progress in meeting the relocation project’s aggressive timeline. From a marketing perspective, we maintained 100% supply to customers under tight inventory conditions and we continued to encourage demand in energy-related applications which led to more countries pursuing fuel-blending studies and the initiation of a project for ocean-shipping use of methanol fuels. We also cost-effectively managed our global ocean fleet despite excess capacity and in a very difficult market. Balance sheet flexibility was improved through the issuance of US$600 million of bonds, the maturity extension of our undrawn credit facility to 2016 and the increase in that credit facility amount to US$400 million.

Based on the corporate and personal performance achieved in 2012, the Board awarded the CEO a short-term incentive award. The Human Resources Committee considered his overall personal performance for 2012 and assigned him a personal performance rating of 125%, which was approved at the March 8, 2013 Board meeting. The calculation of the short-term incentive award for the CEO is detailed in the table below.

Named Executive Officer	Corporate Performance Assessment (a)	Corporate Performance Weighting (b)	Personal Performance Assessment (c)	Personal Performance Weighting (d)	Overall Performance Result (a×b) + (c×d)	Short-Term Incentive Award Calculation (1) ($)
Bruce Aitken	100%	60%	125%	40%	110%	1,297,000 × 75% × 110% = 1,070,000

(1)	The short-term incentive award calculation is (salary at December 31, 2012) × (short-term incentive target percentage) × (overall performance result), rounded to the nearest thousand dollars.

Ian Cameron, Senior Vice President, Corporate Development and Chief Financial Officer

(effective January 1, 2013, Mr. Cameron’s title changed to Senior Vice President, Finance and Chief Financial Officer)

Mr. Cameron led the Corporate Development team with a major focus on the relocation of one of our Chile plants to the US Gulf Coast. This project has been executed according to plan and has met all significant milestones. Financial flexibility was underpinned with the issuance of US$600 million of bonds at attractive terms. Also during 2012, the maturity on our undrawn revolving credit facility was extended to 2016 and the amount of that credit facility was increased to US$400 million. In addition, the cross-functional communication and cooperation has been outstanding. Mr. Cameron’s group has also continued to drive the strategy process, challenge paradigms and search each year for continuous improvement. Under Mr. Cameron’s leadership, the global finance group continued to perform at a high level of excellence delivering on all reporting, treasury and regulatory demands.

John Floren, Senior Vice President, Global Marketing and Logistics

(effective January 1, 2013, Mr. Floren became President & CEO)

Mr. Floren led a team that achieved strong sales volumes, maintained continuous supply to customers despite numerous supply disruptions, generated a significant earnings contribution from purchased product, managed a challenging shipping market and made progress on the Company’s energy strategy. Outstanding Responsible Care results were achieved through ongoing focus on maintaining the highest safety standards and sharing methanol safe-handling knowledge with a wide range of stakeholders. Mr. Floren also continued to support industry associations that have successfully defended the reputation of methanol and a number of methanol derivatives. The successful promotion to leadership roles of a number of individuals in the Global Marketing and Logistics group resulting from Mr. Floren’s promotion to President & CEO is a testament to the robust people-planning and development processes that Mr. Floren has led during his years in this function.

Michael Macdonald, Senior Vice President, Global Operations

While total production did not meet expectations in 2012, most of this shortfall was the result of gas availability issues and political turmoil. Responsible Care performance early in the year was below target, but excellent in the second half of the year. Mr. Macdonald is a strong advocate for Responsible Care. Mr. Macdonald has introduced a new level of quality into the management of the Operations function which is reflected in improved processes and numerous leadership changes. Mr. Macdonald also believes strongly in developing people and promoting from within. This is evidenced by the recent internal promotions to Plant Manager at four of our six manufacturing sites due to retirements and developmental moves. Mr. Macdonald also implemented more robust project planning and execution processes that are obvious in the progress that has been achieved in the US Gulf Coast project.

Paul Schiodtz, Senior Vice President, Latin America

Mr. Schiodtz and his team have been extraordinarily innovative in pursing multiple alternatives to improve our gas supply position and to understand alternatives related to coal gas. In this difficult environment, maintaining continuous operation of the plant and, as a result, maintaining the option value of our idle assets and ensuring positive and engaged employees are all significant achievements. Mr. Schiodtz has also done an excellent job of maintaining the Company’s reputation and fostering a strong relationship with the government.

Based on the corporate and personal performance achieved in 2012, the Board awarded each NEO a short-term incentive award. The personal performance results for each of the NEOs either met or exceeded expectations and the CEO assigned performance ratings for each of them in early 2013 that were subsequently reviewed by the Human Resources Committee and approved at the March 8, 2013 Board meeting. The same formula as shown above for the CEO is used to calculate incentives for the remaining NEOs with the exception that the target award is 75% of base salary for the CEO and 50% of base salary for the remaining NEOs.

Long-Term Incentive Plan

The Company’s long-term incentive plan is designed to retain talented executives, reward them for their anticipated contribution to the long-term successful performance of the Company and align their interests with those of long-term shareholders. All executive officers receive 50% of the value of their long-term incentive awards in stock options and 50% in PSUs. The PSU Plan is described on page 38.

The long-term incentive plan was modified in 2010 to replace most stock options with either non-dilutive stand-alone SARs or stock options with tandem SARs. Shareholders approved this amendment to the stock option plan at the 2010 Annual General Meeting. Due to a potential adverse personal tax impact for employees in some jurisdictions, employees in Belgium and Trinidad continue to receive stock options and employees in Canada receive stock options with tandem SARs. Employees in all other jurisdictions receive stand-alone SARs.

The Company operates within a cyclical industry and there are no publicly traded peer companies that operate in the methanol industry only. Therefore, the Board determined that grants of stock options/SARs and PSUs for NEOs should not be affected by relative performance to a peer group of companies.

The annual grant of stock options/SARs and PSUs is always established at the February/March Board meeting and the grant date is the date of that Board meeting. The number of stock options/SARs and PSUs granted to each eligible employee in any year is related to responsibility level and may be adjusted to retain key talent and for employees with longer-term potential for upward mobility.

For 2012, the target award was 245% of the salary range midpoint for the CEO and 125% of the salary range midpoint for all other executive officers. The target award percentage for all NEOs is determined by the Board each year and has been unchanged since 2010.

The 2012 long-term incentive plan has the following two components:

Stock Option/SARs Plans

Under the Stock Option/SARs Plans, executive officers are eligible for grants of Company stock options/SARs. Stock options/SARs are granted by the Board on the recommendation of the Human Resources Committee. The grant price is set equal to the closing price of the Common Shares on the TSX on the day before the date of the grant and converted to US dollars using the Bank of Canada daily noon rate on the day that the closing price is established. All options granted prior to 2005 expire, in the ordinary course, ten years after their date of grant. Stock options granted in 2005 and thereafter, and all SARs, expire seven years after their date of grant.

As mentioned above, all executive officers have received 50% of the value of their long-term incentive awards in stock options (stock options/SARs since 2010) and 50% in PSUs. In 2012, Mr. Aitken received 207,000 stock options with tandem SARs and all other executive officers individually received 39,000 stock options with tandem SARs or stand-alone SARs. Mr. Aitken’s 2012 stock option/SARs grant represented less than 20% of the total stock options/SARs granted in 2012.

All management personnel of the Company who are subject to the share ownership requirements or guidelines are eligible for long-term incentive awards. The table below shows the number of stock options/SARs granted in 2012 and 2011 and their ratio to outstanding shares as at December 31, 2012 and 2011 respectively:

Employee Group	Stock Options/SARs Granted in 2012 (#)	Number of Stock Options/SARs Granted in 2012 as a Percentage of Outstanding Common Shares at Dec. 31, 2012(1) (%)	Stock Options/SARs Granted in 2011 (#)	Number of Stock Options/SARs Granted in 2011 as a Percentage of Outstanding Common Shares at Dec. 31, 2011(2) (%)
CEO	207,000	0.219	156,000	0.167
Executive officers (7 individuals, excluding CEO)	273,000	0.289	210,000	0.225
All other managers (approximately 130 individuals)	609,890	0.647	443,910	0.476

Total	1,089,890	1.155	809,910	0.868

(1)	The Company had 94,309,970 Common Shares outstanding as at December 31, 2012.
(2)	The Company had 93,247,755 Common Shares outstanding as at December 31, 2011.

Performance Share Unit Plan

PSUs are notional shares credited to a “PSU Account.” Additional PSUs corresponding to dividends declared on the Common Shares are also credited to the PSU Account. PSUs granted in any year will normally vest on December 31, in the 24th month following the end of the year in which the award was made. For example, PSUs awarded in March 2012 will vest on December 31, 2014. All of the executive officers and other key management personnel are eligible to participate in the PSU Plan. At the time of vesting, a minimum of 50% to a maximum of 120% of PSUs granted will vest depending on the Company’s performance against predetermined criteria. For PSUs granted in 2012, the performance criterion is the compound annual growth rate in total shareholder return (“TSR CAGR”) over the period January 1, 2012 to December 31, 2014 (the “Measurement Period”). TSR CAGR is calculated as the change (if any) in value of an initial hypothetical investment of US$100 in shares expressed as a percentage and determined on an annual and compounded basis over the Measurement Period, with dividends assumed to be reinvested. The following table shows the TSR CAGR performance levels used to determine the number of PSUs that will actually vest based on the degree to which the TSR CAGR was achieved during the applicable Measurement Period.

Performance Measure TSR CAGR	Vesting Scale Percentage of PSUs Vesting
Equal to or less than 6%	50%
8%	100%
Equal to or greater than 10%	120%

The factor by which the vested PSUs are calculated is pro-rated between the minimum, target and maximum TSR CAGR depending on actual performance. The Company operates within a cyclical industry. PSUs are designed to both focus management efforts on performance while retaining employees in down cycles. As such, a minimum of 50% to a maximum of 120% of PSUs granted will vest at the end of the applicable Measurement Period. The following table shows the actual vesting levels of PSUs that have vested since the PSU Plan was implemented.

PSU Grant Date (Feb/March)	PSU Vesting Date (December 31)	Actual Percentage of PSUs Vested
2006	2008	50%
2007	2009	50%
2008	2010	50%
2009	2011	120%
2010	2012	120%

In 2012, Mr. Aitken received 63,000 PSUs and all other executive officers each received 11,000 PSUs as part of their 2012 long-term incentive awards. In 2012, the CEO’s PSU grant represented less than 20% of the total PSUs granted in that year.

In general, following the vesting of the PSUs, an employee receives an amount of cash equal to one-half of the value of their vested PSUs (less withholding tax) and a number of Common Shares equal to one-half the number of vested PSUs. These Common Shares are purchased on behalf of employees on the open market. Half of the outstanding PSUs held by an employee are considered when determining whether the individual is meeting share ownership requirements. PSUs do not entitle participants to any voting or other shareholder rights. See the table titled “Outstanding Option-Based Awards and Share-Based Awards” on page 45.

Deferred Share Unit Plan

Under the DSU Plan, each executive officer who is resident in Canada for tax purposes may elect annually to receive 100%, 50% or 0% of his short-term incentive award as DSUs. Such election must be made by the officer in mid-December of the fiscal year that the award relates to. The actual number of DSUs granted to an executive officer with respect to an executive officer’s short-term incentive award is calculated in March of the following calendar year by dividing the dollar amount elected to the DSU Plan by the average daily closing price of the Common Shares on the TSX on the last 90 days of the prior calendar year.

A DSU account is credited with notional grants of DSUs received by each DSU Plan member. Additional DSUs are credited to DSU Plan members corresponding to dividends declared on the Common Shares. DSUs do not entitle a DSU Plan member to any voting or other shareholder rights. DSUs count towards the achievement of share ownership requirements.

DSUs held by executive officers are redeemable only after the date on which the executive officer’s employment with the Company ceases or upon death (“Termination Date”) and a lump-sum cash payment, net of any withholdings, is made after the executive officer chooses a valuation date. For DSUs granted after January 1, 2008, executive officers may choose a valuation date falling between the Termination Date and December 1 of the first calendar year beginning after the Termination Date, but the executive officer cannot choose a retroactive date. For DSUs granted prior to January 1, 2008, the valuation date chosen may fall on any date within a period beginning one year before the Termination Date and ending on December 1 of the first calendar year beginning after the Termination Date. The lump-sum amount is calculated by multiplying the number of DSUs held in the account by the closing price of the Common Shares on the TSX on the valuation date.

Benefits and Perquisites

Benefits and perquisites for executive officers include participation in the retirement plans described more fully on page 47, as well as benefits such as extended health and dental care, life insurance and disability benefits that are extended to all employees. Executive officers may also participate in the Company’s Employee Share Purchase Plan, in which all employees are eligible to participate. The Employee Share Purchase Plan allows all employees to regularly contribute up to 15% of their base salary into an account to purchase Common Shares. The Company contributes into the account an amount of cash equal to one-half of the employee’s cash contribution to a maximum of 5% of base salary. The combined funds in the account are, on a semi-monthly basis, used to purchase Common Shares on the open market. Since 2008, the Company has provided a single, fixed amount, taxable perquisite allowance for Canadian-based executives for financial planning, automobile, social club, health, fitness and household security in lieu of individual allowances for each perquisite. The Company provides individual allowances for social club, automobile and meals for Mr. Schiodtz, who is based in Chile.

Total Compensation Expense

The total compensation expense to the NEOs was not a significant percentage (less than 1%) of the Company’s revenue in 2012.

Recoupment Policy

In November 2009, the Board approved a recoupment policy. Under this policy, if the Board determines that, as a result of any gross negligence, fraud or other illegal behaviour: (1) the Company has had to re-state its financial results; or (2) it later becomes clear that metrics used and which formed the basis of any employee incentive compensation were not in fact achieved, then the Board in its sole discretion can take such action as it deems to be in the best interests of the Company and necessary to remedy the misconduct and prevent its recurrence. Among other actions that it may take, the Board may, to the fullest extent permitted by law, seek to recover or require reimbursement of incentive performance and equity awards under any plan providing for incentive compensation, equity compensation or performance-based compensation. Recovery or reimbursement may include recoupment of money or shares, immediate forfeiture of unvested awards, and cancellation of outstanding vested awards and may also apply to profits that may have been realized from the sale of securities.

Hedging

The Company’s Confidential Information and Trading in Securities policy provides guidelines to employees with respect to the treatment of confidential information and advises insiders of the Company when it is permissible to trade securities of the Company. This policy also prohibits insiders, which includes all the Company’s executive officers, from purchasing financial instruments designed to hedge or offset a decrease in the market value of the Company’s shares that they hold. Furthermore, insiders are prohibited from engaging in short selling of the Company’s securities, trading in put or call options on the Company’s securities or entering into equity monetization arrangements related to the Company’s securities.

Total Shareholder Return Comparison

The following graph compares the total cumulative shareholder return for $100 invested in Common Shares on December 31, 2007 with the cumulative total return of the S&P/TSX Composite Index, for the five most recently completed financial years. All amounts in the following graph and table are in Canadian dollars.

	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2011	Dec 31, 2012
Methanex Total Return(1)	$51	$81	$122	$97	$134
S&P/TSX Composite Index Total Return	$67	$90	$106	$97	$104

(1)	For Methanex Total Return calculations, dividends declared on Common Shares are assumed to be reinvested at the closing price on the dividend payment date.

Trend in Total Shareholder Return Compared to Trend in Executive Compensation

Aggregate NEO total compensation over the last five years is shown in the table below. NEO total compensation in 2012 (as disclosed in the Summary Compensation Table on page 44) is approximately 12% more than it was in 2008. Aggregate NEO total compensation declined by 37% from 2008 to 2009, increased by 60% from 2009 to 2010, decreased by approximately 2% from 2010 to 2011 and increased by approximately 13% from 2011 to 2012. The total compensation decrease from 2008 to 2009 is comparable to the 48% decline in total shareholder return between year-end 2007 and year-end 2008 as illustrated in the Total Shareholder Return Comparison graph on page 40. Similarly, the total compensation increase from 2009 to 2010 is comparable to the 56% increase in total shareholder return between year-end 2008 and year-end 2009.

	2008	2009	2010	2011	2012
NEO Total Compensation (millions)	$12.2	$7.7	$12.3	$12.1	$13.7

However, a comparison of NEO total compensation, as disclosed in the Summary Compensation Table, to the total cumulative shareholder return over a period of time does not accurately illustrate the linkages between NEO compensation and total shareholder return. A more useful comparison is based on total compensation earned by the NEOs, including the impact of the change in value of previously granted stock options/SARs and PSUs. The value of outstanding stock options/SARs and PSUs vary based on the share price at the time of valuation.

The following graph illustrates the annual change in cumulative total shareholder return on a $100 investment in the Company’s Common Shares compared with the Aggregate Annual NEO Compensation (defined in footnote (1) below) of NEOs in each year of the five-year period ending on December 31, 2012 and demonstrates the close link between the two.

(1)

Aggregate Annual NEO Compensation for each year is based on all NEOs and includes base salary and annual incentive earned in that year as reported in the Summary Compensation Table on page 44, the annual change in unrealized value for outstanding stock options/SARs and PSUs in that year, and the realized value for exercised stock options/SARs and settled PSUs in that year. Aggregate Annual NEO Compensation does not include changes in the value of Common Shares held. All executive officers are subject to share ownership requirements. See “Share Ownership Requirements” on page 43 for more information.

The annual change in unrealized value for outstanding stock options/SARs and PSUs in each year is calculated as the difference between the value of all outstanding stock options/SARs and PSUs at December 31 of the current year and the value of all outstanding stock options/SARs and PSUs at December 31 of the previous year.

The annual change in realized value for exercised stock options/SARs and settled PSUs is calculated as the difference between the actual proceeds the NEO received from exercised stock options/SARs and/or settled PSUs in the current year and the value of those stock options/SARs and PSUs at December 31 of the previous year.

(2)

Annual Change in Cumulative TSR reflects the annual change in total cumulative shareholder return for $100 invested in Common Shares over the five-year period beginning on December 31, 2007 as set out in the table under the heading “Total Shareholder Return Comparison” on page 40.

For the purposes of this graph, the values for outstanding stock options/SARs and PSUs are calculated using the Canadian dollar closing price of the Common Shares on the TSX on December 31 for each of the years included in this graph. The value of all outstanding stock options/SARs at December 31 is calculated using the difference between the closing price of the Common Shares on the TSX on that date and the exercise price and number of outstanding stock options/SARs on that date for each grant. The value of all outstanding PSUs at December 31 is calculated using the closing price of the Common Shares on the TSX on that date and the number of outstanding PSUs on that date.

The following tables detail Mr. Aitken’s and all other NEOs’ total realized compensation plus total unrealized compensation for each of the last five years as depicted in the above graph and as described in the footnotes to that graph:

CEO	2008	2009	2010	2011	2012
Realized Compensation
Base Salary	1,096,750	1,120,000	1,162,000	1,220,250	1,281,500
Annual Incentive	1,000,000	640,000	635,000	1,250,000	1,070,000
Stock Options/SARs: Value Realized on Exercise	0	0	0	72,801	4,277,129
PSUs: Value Realized on Settlement	n/a	569,813	691,268	1,022,430	2,171,519
Total Realized Compensation	2,096,750	2,329,813	2,488,268	3,565,481	8,800,148

Unrealized Compensation
Outstanding Stock Options/SARs: Unrealized Gain at December 31 of each year	-2,851,928	3,763,335	8,303,071	-6,852,790	4,076,911
Outstanding PSUs: Unrealized Gain at December 31 of each year	-1,108,556	1,321,330	2,331,785	-1,745,782	1,384,313
Total Unrealized Compensation	-3,960,484	5,084,665	10,634,856	-8,598,572	5,461,224

Total Realized Compensation + Total Unrealized Compensation	-1,863,734	7,414,478	13,123,124	-5,033,091	14,261,372

All Other NEOs - Aggregate	2008	2009	2010	2011	2012
Realized Compensation
Base Salary	1,804,500	1,754,000	1,807,833	1,896,000	1,984,741
Annual Incentive	1,100,000	715,000	689,000	1,319,000	1,107,000
Stock Options/SARs: Value Realized on Exercise	0	0	123,002	1,326,762	1,436,258
PSUs: Value Realized on Settlement	n/a	393,945	519,788	749,780	1,590,408
Total Realized Compensation	2,904,500	2,862,945	3,139,623	5,291,542	6,118,407

Unrealized Compensation
Outstanding Stock Options/SARs: Unrealized Gain at December 31 of each year	-2,146,616	2,598,546	5,999,607	-5,496,307	4,588,110
Outstanding PSUs: Unrealized Gain at December 31 of each year	-765,323	1,017,728	1,808,482	-1,334,006	963,117
Total Unrealized Compensation	-2,911,939	3,616,274	7,808,089	-6,830,313	5,551,227

Total Realized Compensation + Total Unrealized Compensation	-7,439	6,479,219	10,947,712	-1,538,771	11,669,634

Stress-Testing CEO Compensation

While annual compensation awards made to the CEO are based on current year corporate and personal performance, the ultimate value from long-term incentive plan awards is linked to and dependent upon the Company’s ability to replicate and sustain successful annual performance over the longer term. In July 2012, the Human Resources Committee reviewed a seven-year look-back total take analysis for the CEO that confirmed that there were appropriate performance linkages and found that there was a reasonable relationship between the CEO’s total compensation relative to total shareholder return.

Share Ownership Requirements

Since 1998, the Company has had share ownership guidelines in place for executive officers to promote meaningful share ownership, and in early 2011 these guidelines became a requirement. Each executive officer is required to own shares having a value equal to at least, in the case of the CEO, five times annual base salary and, in the case of each of the other executive officers, three times annual base salary. Half of the value of PSUs and the full value of DSUs held by an executive officer are considered when determining whether executives are meeting their share ownership requirements. Executive officers are expected to use the cash proceeds (if any) from the exercise of stock options/SARs or the vesting of PSUs to achieve their share ownership requirement. Executive officers are expected to make steady progress toward meeting these requirements and the full requirements must be met within five years from the date that each individual became an executive officer. All other management personnel of the Company are subject to share ownership guidelines that are related to the level of their position.

In 2012, Mr. Floren, as an executive officer, was required to own shares having a value equal to at least three times his annual base salary. This requirement was met. As a result of his appointment as President & CEO effective January 1, 2013, Mr. Floren’s share ownership requirement increased to five times his annual salary. Such requirement must be met prior to January 1, 2018.

The following table summarizes the relationship between the share ownership position of each of the NEOs and the share ownership requirement applicable to each of them.

	As at December 31, 2012
Named Executive Officer	Minimum Ownership Requirement (as Multiple of Base Salary)	Minimum Ownership Requirement (as Number of Common Shares, PSUs and DSUs)(1)	Common Shares Beneficially Owned or over Which Control or Direction is Exercised	Performance Share Units (50% of Balance) and Deferred Share Units Held	Total Holdings	Percentage of Share Ownership Requirements Achieved(2)
Bruce Aitken	5 times	216,000	138,032	286,780	424,812	197%
Ian Cameron	3 times	49,000	24,623	59,291	83,914	171%
John Floren	3 times	50,000	61,318	17,914	79,232	158%
Michael Macdonald	3 times	49,000	37,024	59,291	96,315	196%
Paul Schiodtz	3 times	52,000	51,192	17,914	69,106	133%

(1)

Based on $30.03 per share, being the weighted average closing price of the Common Shares on the TSX for the 90-day period ending December 31, 2012. For more information on the PSU Plan and the DSU Plan, please see pages 38 and 39 respectively.

(2)

Based on $30.03 per share, being the weighted average closing price of the Common Shares on the TSX for the 90-day period ending December 31, 2012. The percentage demonstrates the extent to which the guideline has been achieved. The percentage is also based on 2012 base salary.

Shareholder Feedback on Executive Compensation

If you are a shareholder and you wish to provide feedback to the Chair of our Human Resources Committee on the Company’s approach to executive compensation as described in this Information Circular, you may do so through a web-based survey that can be found in the Investor Relations section of our website at www.methanex.com. See “Shareholder Survey on Executive Compensation” on page 20 for more information.

STATEMENT OF EXECUTIVE COMPENSATION

All amounts in this section “Statement of Executive Compensation” are in Canadian dollars except where otherwise noted.

Summary Compensation

The following table sets forth a summary of compensation earned during the last three years by the Company’s CEO, Chief Financial Officer and its three other executive officers who had the highest aggregate total compensation during 2012. (All such officers are herein collectively referred to as the “Named Executive Officers” or “NEOs”.)

Summary Compensation Table

					Non-Equity Incentive Plan Compensation ($)
Name and Principal Position	Year	Salary ($)	Share- Based Awards(1) ($)	Option- Based Awards(2) ($)	Annual Incentive Plans(3)	Long-Term Incentive Plans	Pension Value(4) ($)	All Other Compensation(5) ($)	Total Compensation ($)
Bruce Aitken	2012	1,281,500	1,968,750	1,979,438	1,070,000	—	246,669	455,398	7,001,755
President and CEO	2011	1,220,250	1,428,510	1,455,063	1,250,000	—	234,898	390,612	5,979,333
	2010	1,162,000	1,872,000	1,885,884	635,000	—	223,685	379,814	6,158,383
Ian Cameron	2012	488,500	343,750	372,938	305,000	—	80,583	125,003	1,715,774
Senior VP,	2011	475,750	252,090	279,820	327,000	—	78,499	121,173	1,534,332
Corporate	2010	453,583	364,000	342,888	177,000	—	74,841	124,194	1,536,506
Development and
CFO
John Floren	2012	497,250	343,750	372,938	273,000	—	82,026	108,082	1,677,046
Senior VP, Global	2011	478,250	252,090	279,820	331,000	—	78,911	106,616	1,526,687
Marketing and	2010	460,500	364,000	342,888	177,000	—	75,983	106,936	1,527,307
Logistics
Michael	2012	486,250	343,750	372,938	258,000	—	80,211	137,103	1,678,252
Macdonald	2011	466,250	252,090	279,820	341,000	—	76,931	132,591	1,548,682
Senior VP, Global	2010	426,000	364,000	342,888	161,000	—	70,290	128,935	1,493,113
Operations
Paul Schiodtz(6)	2012	512,741	343,750	372,938	271,000	—	30,764	59,887	1,591,080
Senior VP, Latin	2011	476,293	252,090	279,820	325,473	—	28,578	70,480	1,432,734
America	2010	435,737	364,000	342,888	153,672	—	26,144	66,760	1,389,201

(1)

This column reflects the grant date fair value of PSUs granted to NEOs as long-term incentive awards. At the time of vesting, a minimum of 50% to a maximum of 120% of PSUs granted will vest depending on the Company’s performance against predetermined criteria. For PSUs granted in 2012, the performance criterion is the compound annual growth rate in total shareholder return (“TSR CAGR”) over the period January 1, 2012 to December 31, 2014. The grant date fair value shown in this column is calculated by multiplying the total number of PSUs awarded by the closing price of the Common Shares on the TSX on the day before the PSUs were granted (2012: $31.25; 2011: $28.01; 2010: $26.00). This valuation methodology is different than accounting fair value. In calculating the accounting fair value, the Company used a binomial pricing model to assign a probability weighted average total shareholder return factor that determines the number of PSUs that would be included in the valuation in accordance with the PSU Plan. The accounting fair value, as calculated by the binomial pricing model on the grant date, is: 2012: CEO US$999,495, other NEOs US$174,515; 2011: CEO US$732,870, other NEOs US$129,330; 2010: CEO US$834,120, other NEOs US$162,190. The PSU Plan is more fully described on page 38.

(2)

This column reflects the grant date fair value of stock options/SARs received by NEOs as long-term incentive awards. The value shown is calculated by multiplying the number of stock options/SARs granted by the Canadian dollar exercise price at the time of the grant by the Black-Scholes valuation factor (2012: exercise price = $31.25, Black-Scholes valuation factor = 30.6%; 2011: exercise price = $28.01, Black-Scholes valuation factor = 33.3%; 2010: exercise price = $26.00, Black-Scholes valuation factor = 31.4%). This value is the same as the accounting fair value of the full grant, but is not adjusted by the vesting schedule. The actual exercise price of stock options under the Stock Option/SARs Plan is the closing price of the Common Shares on the TSX on the day before the stock options/SARs were granted (the Canadian dollar exercise price), converted to US dollars based on the Bank of Canada noon rate of exchange on that day. The Company’s Stock Option/SARs Plans are more fully described on page 38.

(3)

These annual incentive payments are reported in the year in which they were earned, not in the year in which they were actually paid. They are paid in cash and/or DSUs in the year following the year in which they are earned. All NEOs elected to be paid in cash in each of the past three years. The DSU Plan is more fully described on page 39. For more information concerning these annual incentives, refer to “Short-Term Incentive Plan” on page 35.

(4)

The amounts include the Company’s pension contributions both to the Company’s regular defined contribution pension plan and to the defined contribution supplemental retirement plan in Canada for Messrs. Aitken, Cameron, Floren and Macdonald. The amount for Mr. Schiodtz is the Company’s pension contribution to the regular Company defined contribution pension plan in Chile.

(5)	The amounts shown represent:

•

For Mr. Aitken: the Company’s contributions to the Company’s Employee Share Purchase Plan, the value of additional PSUs corresponding to dividends declared on Common Shares (2012 - $139,819 (4,676 units); 2011 - $135,081 (5,343 units); 2010 - $135,739 (5,336 units)), the value of additional DSUs corresponding to dividends declared on Common Shares (2012 - $134,984 (4,505 units); 2011 - $121,311 (4,708 units); 2010 - $112,349 (4,534 units)), perquisite allowance (2012 - $66,000; 2011 - $66,000; 2010 – $66,000), vacation payout (2012 - $49,885) and other miscellaneous items.

•

For Mr. Cameron: the Company’s contributions to the Company’s Employee Share Purchase Plan, the value of additional PSUs corresponding to dividends declared on Common Shares (2012 - $25,584 (856 units); 2011 - $25,068 (992 units); 2010 - $25,387 (998 units)), the value of additional DSUs corresponding to dividends declared on Common Shares (2012 - $29,570 (987 units); 2011 - $26,575 (1,031 units); 2010 - $24,612 (993 units)), perquisite allowance (2012 - $57,000; 2011 - $57,000; 2010 - $57,000) and other miscellaneous items.

•

For Mr. Floren: the Company’s contributions to the Company’s Employee Share Purchase Plan, the value of additional PSUs corresponding to dividends declared on Common Shares (2012 - $25,584 (856 units); 2011 - $25,068 (992 units); 2010 - $25,387 (998 units)), perquisite allowance (2012 - $57,000; 2011 - $57,000; 2010 - $57,000) and other miscellaneous items.

•

For Mr. Macdonald: the Company’s contributions to the Company’s Employee Share Purchase Plan, the value of additional PSUs corresponding to dividends declared on Common Shares (2012 - $25,584 (856 units); 2011 - $25,068 (992 units); 2010 - $25,387 (998 units)), the value of additional DSUs corresponding to dividends declared on Common Shares (2012 - $29,570 (987 units); 2011 - $26,575 (1,031 units); 2010 - $24,612 (993 units)), perquisite allowance (2012 - $57,000; 2011 - $57,000; 2010 - $57,000) and other miscellaneous items.

•

For Mr. Schiodtz: the Company’s contributions to the Company’s Employee Share Purchase Plan, the value of additional PSUs corresponding to dividends declared on Common Shares (2012 - $25,584 (856 units); 2011 - $25,068 (992 units); 2010 - $25,387 (998 units)), automobile expenses (2012 - $7,711; 2011 - $12,554; 2010 - $8,704), meal allowance (2012 - $6,637; 2011 - $6,315; 2010 - $6,056) and other miscellaneous items.

Where no amount is stated in this footnote in respect of a particular perquisite, the amount does not exceed 25% of the total value of all perquisites for the NEO disclosed in the table. In all years, no NEO spent 25% or more of the value of his perquisite allowance on any one perquisite. The amounts shown do not include payments made on settlement of PSUs granted in a prior year. Payments made on settlement of PSUs are reported in the table entitled “Outstanding Option-Based Awards and Share-Based Awards” found below.

(6)

Mr. Schiodtz’s salary, annual incentive payment, pension value and all other compensation are paid in Chilean pesos. The amounts shown are converted to Canadian dollars using the Bank of Canada’s average noon rate for that year (2012 - 0.002056; 2011 - 0.002047; 2010 - 0.002022).

Incentive Plan Awards

The following table sets forth information concerning outstanding stock options and share-based awards (PSUs) held by the NEOs as at December 31, 2012.

Outstanding Option-Based Awards and Share-Based Awards

	Option-Based Awards						Share-Based Awards
Name	Year Granted	Securities Underlying Unexercised Options/ SARs	Option/ SAR Exercise Price(1)	Option/SAR Expiration Date	Vested Options/ SARs at Year-End	Value of Unexercised In-the-Money Options/SARs (2)	Shares or Units That Have Not Vested	Market or Payout Value of Share-Based Awards That Have Not Vested(3)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed(4)
		(#)	(US$)		(#)	($)	(#)	($)	($)
Bruce	2012	207,000	31.73	Mar 1, 2019	0	0	64,541	1,022,332
Aitken	2011	156,000	28.74	Mar 3, 2018	52,000	160,502	53,634	849,569
	2010	231,000	25.22	Mar 4, 2017	154,000	1,014,648			2,906,388
	2009	204,000	6.33	Mar 5, 2016	204,000	5,177,986
	2008	207,000	28.43	Feb 28, 2015	207,000	702,764
	2007	202,000	24.96	Mar 1, 2014	202,000	1,383,154
Ian	2012	39,000	31.73	Mar 1, 2019	0	0	11,269	178,502
Cameron	2011	30,000	28.74	Mar 3, 2018	10,000	30,866	9,465	149,924
	2010	42,000	25.22	Mar 4, 2017	28,000	184,481			565,131
	2009	45,000	6.33	Mar 5, 2016	45,000	1,142,203
	2008	39,000	28.43	Feb 28, 2015	39,000	132,405
	2007	39,000	24.96	Mar 1, 2014	39,000	267,045
John	2012	39,000	31.73	Mar 1, 2019	0	0	11,269	178,502
Floren	2011	30,000	28.74	Mar 3, 2018	10,000	30,866	9,465	149,924
	2010	42,000	25.22	Mar 4, 2017	28,000	184,481			583,967
	2009	37,000	6.33	Mar 5, 2016	37,000	939,144
	2008	39,000	28.43	Feb 28, 2015	39,000	132,405
	2007	39,000	24.96	Mar 1, 2014	39,000	267,045
Michael	2012	39,000	31.73	Mar 1, 2019	0	0	11,269	178,502
Macdonald	2011	30,000	28.74	Mar 3, 2018	10,000	30,866	9,465	149,924
	2010	42,000	25.22	Mar 4, 2017	28,000	184,481			565,131
	2009	45,000	6.33	Mar 5, 2016	45,000	1,142,203
	2008	39,000	28.43	Feb 28, 2015	39,000	132,405
	2007	39,000	24.96	Mar 1, 2014	39,000	267,045
Paul	2012	39,000	31.73	Mar 1, 2019	0	0	11,269	178,502
Schiodtz	2011	30,000	28.74	Mar 3, 2018	10,000	30,866	9,465	149,924
	2010	42,000	25.22	Mar 4, 2017	28,000	184,481			565,131
	2009	45,000	6.33	Mar 5, 2016	45,000	1,142,203
	2008	39,000	28.43	Feb 28, 2015	39,000	132,405
	2007	39,000	24.96	Mar 1, 2014	39,000	267,045
	2006	45,000	20.76	Mar 2, 2013	45,000	496,164

(1)

For the purposes of this column, the US dollar exercise price represents the closing price of the Common Shares on the TSX on the day prior to the date of the grant converted to US dollars at the Bank of Canada noon rate of exchange on that day. One-third of the stock options/SARs are exercisable beginning on the first anniversary of the date of the grant, one-third beginning on the second anniversary of the date of the grant and the final third are exercisable beginning on the third anniversary of the date of the grant. If the stock options/SARs are unexercised, they will expire, in the ordinary course, seven years after the date of their grant.

(2)

The closing price of the Common Shares on the TSX on December 31, 2012 was $31.68. For the purposes of this column, the US dollar exercise price of any stock option has been converted to Canadian dollars at the Bank of Canada noon rate of exchange on December 31, 2012.

(3)

This column reflects the value of outstanding unvested PSUs and includes dividend equivalent PSUs credited since the date of the original PSU grant. PSUs provide for different payouts depending on achievement of a target compounded average growth rate of total shareholder return over a three-year period. The minimum payout is 50% of the vested PSU balance. The value shown is based on this minimum payout and is calculated using the closing price of the Common Shares on the TSX on December 31, 2012, being $31.68. See “Performance Share Unit Plan” on page 38 for more information.

(4)

This column reflects the settlement value of PSUs granted in 2010, including dividend equivalent PSUs in respect thereof, that vested on December 31, 2012. The PSU Plan is described in more detail on page 38. During 2012, Messrs. Aitken, Cameron, Macdonald and Schiodtz each elected to settle such vested PSUs in cash only. The cash settlement value of such vested PSUs is based on the weighted average closing price of the Common Shares on the TSX during the 15 trading days ending December 30, 2012 ($31.20) and on the performance factor results (120%). Mr. Floren’s vested 2010 PSUs will be settled according to the general provisions of the PSU Plan. Mr. Floren will receive an amount of cash equal to one-half of the value of his vested PSUs (less withholding tax) and a number of Common Shares equal to one-half the number of vested PSUs. These Common Shares were purchased on behalf of employees on the open market between January 14 and February 1, 2013. The cash settlement value ($31.20) is described above and the share settlement value ($33.28) is the weighted average purchase price of the shares purchased between January 14 and February 1, 2013. The closing price of the Common Shares on the TSX on December 31, 2012, the vesting date of the 2010 PSUs, was $31.68. Based on the TSR CAGR achieved, the number of 2010 PSUs that vested was 120% of each individual’s 2010 PSU balance as at December 31, 2012. The number of PSUs for each NEO in respect of vested 2010 PSUs was as follows: Mr. Aitken: 93,153 PSUs; Mr. Cameron: 18,113 PSUs; Mr. Floren: 18,113 PSUs; Mr. Macdonald: 18,113 PSUs; and Mr. Schiodtz: 18,113 PSUs. The 2010 PSUs will be settled on March 22, 2013.

The following table shows the total number of outstanding DSUs and their value (calculated by multiplying the number of DSUs by $31.68, the closing price of the Common Shares on the TSX on December 31, 2012) for all NEOs as at December 31, 2012.

NEO(*)	Outstanding DSUs as at Dec. 31, 2012 (#)	Value of Outstanding DSUs as at Dec. 31, 2012 ($)
Bruce Aitken	188,878	5,983,655
Ian Cameron	41,377	1,310,823
Michael Macdonald	41,377	1,310,823

(*)	Mr. Floren and Mr. Schiodtz do not participate in the DSU Plan as they are not residents of Canada for tax purposes.

The following table sets forth information concerning the value vested or earned upon the vesting of stock options/SARs, share-based awards (PSUs and DSUs) and the short-term incentive award during 2012. The values shown were calculated as at the vesting date. Also included is the actual value realized upon the exercise of stock options during 2012.

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-Based Awards – Value Vested During the Year(1) ($)	Option-Based Awards – Value Realized at Exercise(2) ($)	Share-Based Awards – Value Vested During the Year (3) ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year(4) ($)
Bruce Aitken	2,909,431	4,277,129	3,041,371	1,070,000
Ian Cameron	505,426	504,813	594,701	305,000
John Floren	505,426	431,291	583,967	273,000
Michael Macdonald	505,426	352,905	594,701	258,000
Paul Schiodtz	505,426	147,249	565,131	271,000

(1)

The value shown in this column is calculated by multiplying the number of stock options that vested in 2012 by the difference between the exercise price, converted to Canadian dollars at the Bank of Canada noon rate of exchange on the vesting date, and the closing price of the Common Shares on the TSX on the vesting date.

(2)

This amount represents, in respect of all Common Shares acquired during 2012 on exercise of stock options/SARs, the difference between the market value of such shares at the time of exercise and the exercise price. The exercise price is denominated in US dollars and has been converted to Canadian dollars using the foreign exchange rate at the time of the exercise and provided to the stock option administrator, Solium Capital, by Solium’s stockbroker.

(3)

The value shown in this column includes: a) the settlement value of PSUs granted in 2010, including dividend equivalent PSUs in respect thereof, that vested on December 31, 2012; and b) and the value of dividend equivalent DSUs received during the year. The settlement value of such PSUs is fully described in footnote (4) of the “Outstanding Option-Based Awards and Share-Based Awards” table on page 45. Mr. Floren and Mr. Schiodtz do not participate in the DSU Plan as they are not residents of Canada for tax purposes. The value of DSU dividend equivalents is based on the market price on the day they were granted, which is also the vesting date. DSUs vest immediately upon grant; however, they may not be redeemed by the NEO until the NEO ceases to be an employee.

(4)	The value shown in this column is the annual incentive payment included in the Summary Compensation Table on page 44.

Retirement Plans

The Company has established registered defined contribution retirement plans that provide an annual company contribution equal to 7% of annual base salary in the Canadian plan and 6% of annual base salary in the Chilean plan. Contributions are made to a retirement account and invested according to a selection of investment vehicles made by the NEO. At retirement, funds in the account may be used to purchase an annuity or they can be transferred to a life income fund or a locked-in registered retirement savings plan. No NEOs are members of a defined benefit retirement plan. All NEOs participate in a defined contribution plan.

Canadian income tax legislation places limits on the amount of retirement benefits that may be paid from the registered retirement plan. NEOs resident in Canada participate in a defined contribution supplemental retirement plan that provides benefits in excess of what is provided under the registered plan. Benefits are provided without regard to Canadian income tax limits on the maximum benefit payable and are paid net of any benefit payable under the registered plan. Supplemental plan contributions are based on earnings defined as base salary plus the target short-term incentive award and provide NEOs with an annual contribution equal to 11% of earnings less any contributions made to the registered plan. The Canadian defined contribution supplemental retirement plan was fully funded as of December 31, 2006 and remains fully funded on an accounting basis as of December 31, 2012 for all members who are Canadian tax residents. The supplemental plan funds are invested in a single fund with Leith Wheeler and represent an asset on the balance sheet. At retirement, funds in the member’s account may be paid as a lump sum or paid as a 10-year monthly annuity. These payments would be made from the supplemental plan investment account, not from general revenue. Due to US tax rules for US tax residents, Mr. Floren’s supplemental retirement plan balance is held notionally and, at retirement, will be paid as a lump sum from general revenue. No NEOs are members of any defined benefit supplemental retirement plan.

The following table shows the change in value of the defined contribution registered retirement plan and defined contribution supplemental retirement plan benefits for the NEOs.

Defined Contribution Plan Table (Registered and Supplemental Plans)

Name	Accumulated Value at Start of Year ($)	Compensatory(1) ($)	Non- Compensatory(2) ($)	Accumulated Value at Year-End ($)
Bruce Aitken	1,713,147	246,669	142,534	2,102,350
Ian Cameron	1,001,805	80,583	102,901	1,185,289
John Floren	581,331	82,026	58,537	721,894
Michael Macdonald	704,980	80,211	73,982	859,173
Paul Schiodtz	1,301,333	30,764	111,028	1,443,125

(1)

The amounts include the Company’s pension contributions to both the Company’s regular defined contribution pension plan and to the Company’s defined contribution supplemental retirement plan. For Mr. Schiodtz, the amounts include the Company’s pension contributions to the Company’s regular defined contribution pension plan in Chile, amounts contributed directly by Mr. Schiodtz, and amounts contributed in the past by Mr. Schiodtz’s previous employers. The Company’s pension contributions are also reported in the “Pension Value” column of the Summary Compensation Table on page 44.

(2)	The amounts include regular investment earnings or losses on pension contributions. Employee contributions are not permitted in the Canadian pension plans.

Termination of Employment and Employment Contracts

The Company has entered into employment agreements with each of the NEOs that provide them with certain rights in the event of involuntary termination of employment or a “Change of Control” of the Company. A “Change of Control” occurs when:

•	more than 40% of voting shares of the Company are acquired by an outsider;

•	a majority change in the Board of Directors of the Company occurs;

•	all or substantially all of the assets of the Company are sold to an outsider; or

•	a majority of directors determines that a change in control has occurred.

Change of Control benefits are granted to motivate executive officers to act in the best interests of the Company’s shareholders in connection with a change of control transaction by removing the distraction of post-change of control uncertainties faced by the executive officers with regard to their continued employment and compensation. The employment agreements with the NEOs provide for a “double trigger” for grants of stock options and/or SARs. A “double trigger” means that early vesting of stock options and/or SARs requires the occurrence of both (1) a Change of Control and (2) either termination of the NEO’s employment or the NEO suffers an adverse material change in his employment status within 24 months following a Change of Control. The Company believes that “double trigger” change of control compensation is consistent with market practices and is attractive in maintaining continuity and retention of executive officers. Severance benefits stated in the employment agreements are appropriate because both the Company and the executive officer have a mutually agreed upon severance package that is in place prior to any termination event.

The following table shows the provisions in the employment agreements of the NEOs as at December 31, 2012 in the event of a termination of employment:

	Resignation(1) (2)	Retirement (2)	Termination Without Cause(1)	Change of Control and Termination within 24 months	Termination for Cause
Termination Payment	No payment	No payment	CEO: 2.5 x Termination Amount Other NEOs: 1.5 x Termination Amount Termination Amount = (annual salary + short-term incentive target + compensation for pension and various other company benefits)

CEO: 2.5 × Termination Amount(3) Other NEOs: 2.0 × Termination Amount(3)

Termination Amount(3) = (highest annual salary during last three years + the average of last three years’ short-term incentive award and long-term incentive award + any other cash compensation awards + pension and other company benefits)

+ legal and professional fees and expenses

No payment

Short-Term Incentive Plan	Forfeits eligibility to the plan if resignation is before end of plan year (no prorated awards)	Eligible based on corporate and individual performance and prorated to active service in plan year	Forfeits eligibility if termination is before end of plan year (no prorated awards)	Forfeits eligibility if termination is before end of plan year (no prorated awards)	Forfeits eligibility

Stock Options/SARs	90 days to exercise vested stock options/ SARs; forfeits unvested stock options/SARs	Stock options/SARs continue to vest in the normal course and are exercisable to the expiry date	90 days to exercise vested stock options/ SARs; forfeits unvested stock options/SARs	Vest immediately (upon occurrence of both Change of Control and Termination within 24 months) and are exercisable to expiry date (subject to privatization)	90 days to exercise vested stock options/ SARs; forfeits unvested stock options/SARs

Performance Share Units	Payment of all vested units; forfeits unvested units	Units continue to vest in the normal course and are settled upon vesting	Payment of all vested units; forfeits unvested units	Immediate vesting and payment of all units (upon Change of Control only)	Payment of all vested units; forfeits unvested units

Deferred Share Units	Payment of all vested units

Registered Defined Contribution Retirement Plan	Payment of account balance

Supplemental Defined Contribution Retirement Plan	Payment of account balance

Other Company Benefits	Forfeits eligibility

(1)

Under the employment agreements, an executive officer is required to give three months’ written notice of termination with the Company and the Company is required to give three months’ written notice of termination without just cause.

(2)

Under the long-term incentive plans, retirement is defined as a) the employee has been continuously employed by the Company for a minimum of 5 years; b) the employee has notified the Company of his or her intended termination of employment at least 30 days in advance; and c) the employee has attained 55 years of age. If the employee meets all of these criteria, his or her voluntary termination is considered a retirement. If the employee does not meet these criteria, his or her voluntary termination is considered a resignation. Mr. Aitken met the retirement criteria when he retired on December 31, 2012.

(3)	Changes made in 2013 to the calculation of Termination Amount in the event of a Change of Control are more fully described below under the heading “2013 Changes”.

Where there is either a termination or Change of Control event, each NEO must adhere to restrictions on his competitive activities, solicitation of business and hiring away for a period of one year after the termination of his employment. All NEOs have also signed a confidentiality undertaking that restricts their use of confidential information acquired during their employment with the Company both during their employment and subsequent to the termination of their employment. All NEOs are subject to the Recoupment Policy, which is more fully described on page 40.

2013 Changes

The employment agreements for the new CEO and new executive officers provide a lower termination payment as compared to the termination payment described in the table above in the event that a Change of Control occurs and they are terminated or suffer a material change in their employment status within 24 months following a Change of Control. The revised termination payment is equal to (a) 2.0 times their most recent compensation (highest annual salary during the last three years plus the average of last three years’ short-term incentive awards) and (b) compensation for pension and other company benefits they would have received over a 24-month period, plus all legal and professional fees and expenses. The value of long-term incentive awards will no longer be included as part of this termination payment. Employment agreements for any new executive officers will include this same provision.

Change of Control and Termination Benefits for NEOs

Based on the foregoing formulas, the following table shows the benefits that the NEOs would have been entitled to if a Change of Control with termination or termination without cause event had occurred on December 31, 2012.

	Change of Control with Termination
Name	Termination Payment ($)	Value of Early Vested Options and Share-Based Awards(1) ($)	Total ($)	Termination without Cause ($)
Bruce Aitken	15,501,010	4,595,277	20,096,287	6,645,681
Ian Cameron	3,156,550	815,186	3,971,736	1,354,170
John Floren	3,162,184	815,186	3,977,370	1,379,895
Michael Macdonald	3,123,884	815,186	3,939,070	1,354,170
Paul Schiodtz	3,000,809	815,186	3,815,995	1,288,688

(1)

All unvested PSUs vest at the time of a Change of Control. For more information on the PSU Plan please see page 38. All unvested stock options at the time of a Change of Control will become exercisable by the NEOs immediately prior to such Change of Control. For more information on the Stock Option Plan please see pages 38 and 51. Early vesting of stock options and/or SARs issued after January 2010 require that both (a) a Change of Control occurs and (b) either termination of the NEO’s employment or the NEO suffers an adverse material change in his employment status. This column reflects the value of unvested PSUs, including dividend equivalent PSUs granted, and unvested stock options/SARs. For greater clarity, the value of PSUs and stock options that vested on or before December 31, 2012, in accordance with the terms of the plans, are not included in this column. Regardless of whether or not an NEO’s employment is terminated after a Change of Control event, both the unvested PSUs and unvested stock options will vest as described in this footnote.

The amounts in this table do not include the value of outstanding DSUs to which the NEO is entitled regardless of the reason for the termination of employment. The number of outstanding DSUs and their value is shown in the table included in footnote (4) to the “Outstanding Option-Based Awards and Share-Based Awards” table on page 45. No incremental payments will be made in the event the NEO resigns, retires or his employment is terminated for cause.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director or officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any such director, officer or proposed nominee, at any time during the most recently completed financial year, has been indebted to the Company or any of its subsidiaries or had indebtedness to another entity that is, or has been, the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Company or any of its subsidiaries, other than, in each case, “routine indebtedness” (as defined in the CBCA and under applicable securities laws) or which was entirely repaid before the date of this Information Circular.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Company carries insurance that includes coverage for the benefit of the directors and officers of the Company and its subsidiaries arising from any claim or claims made against them, jointly or severally, during the policy period, by reason of any wrongful act, as defined in the policy, in their respective capacities as directors or officers. The policy also insures the Company and its subsidiaries in respect of any amount the Company or any of its subsidiaries is permitted or required to pay to any of its directors or officers as reimbursement for claims made against them in their capacity as a director or officer.

The insurance provides US$100,000,000 coverage, inclusive of costs, charges and expenses, subject in the case of loss by the Company or its subsidiaries to a deductible of US$500,000 (US$1,000,000 for securities claims). There is no deductible in the case of loss by a director or officer. However, the limits of coverage available in respect of any single claim may be less than US$100,000,000, as the insurance is subject to an annual aggregate limit of US$100,000,000.

The cost of this insurance for the current policy year is US$826,283.

PART V OTHER INFORMATION

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table provides information as at December 31, 2012 with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights(1) (b)	Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
	(#)	($)	(#)
Equity compensation plans approved by securityholders	4,798,482	23.06	1,330,958
Equity compensation plans not approved by securityholders	—	—	—

Total	4,798,482	23.06	1,330,958

(1)

The exercise prices of all outstanding options are denominated in US dollars. However, for the purposes of this column, the exercise prices have been converted to Canadian dollars using the Bank of Canada closing rate of 0.9949 on December 31, 2012.

There is no compensation plan under which equity securities of the Company are authorized for issuance that was adopted without the approval of securityholders.

Stock Option Plan

The Company has a Stock Option Plan (the “Stock Option Plan”) pursuant to which the Board of Directors may from time to time in its discretion grant to officers and other employees of the Company and its subsidiaries options to purchase unissued Common Shares. Under the terms of the Stock Option Plan, the maximum number of Common Shares that may be issued from and after May 5, 2009, pursuant to options granted, is 8,400,000 (representing approximately 9% of the Company’s 94,702,644 outstanding Common Shares on a non-diluted basis as at the date of this Information Circular). Options may not be granted to non-management directors under the Stock Option Plan.

The following table sets out the total number of Common Shares that may be issued from and after the date of this Information Circular pursuant to options granted under the Stock Option Plan, the number of Common Shares potentially issuable pursuant to options outstanding and unexercised under the Stock Option Plan, and the remaining number of Common Shares available to be issued pursuant to options granted from and after the date of this Information Circular.

Common Shares Issuable under the Stock Option Plan from and after March 8, 2013			Common Shares Issuable Pursuant to Outstanding Unexercised Options as at March 8, 2013 (1)			Common Shares Available for Future Issuance Pursuant to Options Granted from and after March 8, 2013 (2)
(#)	(%)		(#)	(%)		(#)	(%)
5,736,766	6.1	(3)	4,954,080	5.2	(3)	782,686	0.8	(3)

(1)

Including the options to purchase 619,800 Common Shares approved by the Board on March 8, 2013, which represents 0.65% of the Company’s outstanding Common Shares on that date. On March 2, 2012, there were options granted to purchase 726,000 Common Shares, which represented 0.78% of the Company’s outstanding Common Shares on that date.

(2)

After giving effect to the options to purchase 619,800 Common Shares approved by the Board on March 8, 2013 and assuming that all outstanding unexercised options (including the March 8, 2013 options) will ultimately be exercised in full.

(3)	Approximate percentage of the Company’s 94,702,644 outstanding Common Shares on a non-diluted basis as at the date of this Information Circular.

The maximum number of Common Shares that may be reserved for issuance to, or covered by any option granted to, any single person may not exceed the lower of 5% of the issued and outstanding Common Shares or the maximum number permitted by the applicable securities laws and regulations of Canada or of the United States or any political subdivision of either, and the bylaws, rules and regulations of any stock exchange or other trading facility upon which the Common Shares are listed or traded, as the case may be. In addition, the maximum number of Common Shares issued to insiders of the Company pursuant to options under the Stock Option Plan within any one-year period, or issuable to insiders of the Company pursuant to options under the Stock Option Plan at any time, must not, when combined with all of the Company’s other security-based compensation arrangements, exceed 10% of the Company’s total issued and outstanding securities. Apart from these restrictions, there is no maximum number or percentage of securities under the Stock Option Plan available to insiders of the Company or which any person is entitled to receive under the Stock Option Plan.

The exercise price for each option granted under the Stock Option Plan is the price fixed for such option by the Board, which may not be less than the “fair market value” of the Common Shares on the date the option is granted. The “fair market value” for this purpose is deemed to be the US dollar equivalent of the closing price of a Common Share on the TSX on the most recent day preceding the particular date upon which Common Shares were traded on the TSX. The US dollar equivalent is determined by using the US dollar/Canadian dollar daily noon rate as published by the Bank of Canada on the day the closing price is established.

The Stock Option Plan provides for the issuance of Stock Appreciation Rights (“SARs”) in tandem with options. Under the terms of the Stock Option Plan, a tandem SAR entitles the holder to surrender the related option granted under the Stock Option Plan and to receive a cash amount equal to the excess of the “fair market value” over the “grant price” of the related option, net of any applicable withholding taxes and other required source deductions. The Stock Option Plan defines grant price for this purpose as the US dollar equivalent of the closing price of a Common Share on the TSX on the most recent day preceding the grant date upon which Common Shares were traded on the TSX. The US dollar equivalent of the closing price shall be calculated using the US dollar/Canadian dollar daily noon rate as published by the Bank of Canada on the same day that the closing price is established for the grant date. “Fair market value” means the closing price of a Common Share on the NASDAQ on the most recent day preceding the exercise date upon which Common Shares were traded on the NASDAQ. SARs may be granted under the Stock Option Plan in an amount equal to the number of Common Shares covered by each option. Each exercise of a SAR in respect of a Common Share covered by a related option terminates the option in respect of such share. Unexercised SARs terminate when the related option is exercised or the option terminates. The Stock Option Plan also provides that Common Shares subject to any option surrendered on exercise of a related SAR will be credited to the Company’s share reserve and will be available for future options granted under the Stock Option Plan. Since it is anticipated that most option holders will exercise their related SAR, it is likely that the need for further increases in the number of Common Shares reserved for options will be reduced.

Subject to certain limitations contained in the Stock Option Plan, options (and tandem SARs) may be granted upon and subject to such terms, conditions and limitations as the Board may from time to time determine with respect to each option (and related tandem SAR), including terms regarding vesting. The Common Shares subject to any option may be purchased at such time or times after the option is granted as may be determined by the Board. Pursuant to the provisions of the Stock Option Plan, each option (and related tandem SAR), must expire on an expiry date no later than seven years from the day the option was granted except that, subject to the right of the Board in its discretion to determine that a particular option (and related tandem SAR) may be exercisable during different periods, in respect of a different amount or portion or in a different manner:

(a)

in the case of death of an optionee prior to the expiry date, the option (and related tandem SAR) will vest immediately and will be exercisable prior to the earlier of (i) the date that is one year from the date of death and (ii) the expiry date;

(b)	in the case of disability of the optionee prior to the expiry date, the option (and related tandem SAR) shall vest immediately and will be exercisable until the expiry date;

(c)

in the case of termination of the optionee’s employment by reason of (i) retirement where the optionee is not less than 55 years of age, the optionee has been employed by the Company for at least 5 years, and the optionee provides the Company with written notice of their retirement at least 30 days prior to the retirement date or (ii) circumstances that the Board, in its discretion, determines constitute a “major divestiture or disposition of assets, facility closure or major downsizing” (which determination shall be conclusive and binding on all parties concerned), the option (and related tandem SAR) will continue to vest in accordance with its terms and will be exercisable until the expiry date; and

(d)

if the optionee ceases, for any other reason, to be an officer or employee of the Company or of a subsidiary of the Company prior to the expiry date, the option (and related tandem SAR) will be exercisable prior to the earlier of (i) the date which is 90 days from the date the optionee ceases to be an officer or employee and (ii) the expiry date.

Where an option expires or ceases to be exercisable during a blackout period during which trading in Company securities is restricted in accordance with the policies of the Company or its affiliates, or within the ten business days immediately after a blackout period, the expiry date for the option (and related tandem SAR) shall become a date that is ten days after the last day of the blackout period.

All options granted by the Company prior to 2005 have vested and each unexercised option granted prior to 2005 expires, in the ordinary course, ten years after the date of grant. For options granted in 2005 and thereafter and (it is intended) in future years, one-third of the options are exercisable on the first anniversary of the date of the grant, a further third on the second anniversary of the date of the grant and the final third are exercisable on the third anniversary of the date of the grant. Options granted in 2005 and thereafter expire, in the ordinary course, seven years after the date of their grant. As described above, unexercised SARs terminate when the related option is exercised or the option expires.

Early vesting of stock options (and related tandem SARs) would require the occurrence of both: (1) a Change of Control and (2) either termination of the executive’s employment or the executive suffers an adverse material change to his employment. Furthermore, unexercised options (and related tandem SARs) may be exercised up to their stated expiry date provided that nothing shall preclude the compulsory acquisition of such options (or related tandem SARs) at their fair market value in the event of a going private transaction effected pursuant to the amalgamation, arrangement or compulsory acquisition provisions of the CBCA or successor legislation thereto. No option (or related tandem SAR) may be transferable or assignable otherwise than by will or the laws of succession and distribution.

Approval by the affirmative vote of not less than a majority of the votes cast by the shareholders voting (excluding, to the extent required pursuant to any applicable stock exchange rules or regulations, votes of securities held by insiders benefiting from the amendment) is required for the following amendments to the Stock Option Plan or options granted under it:

1.

an increase in the number of Common Shares that can be issued under the Stock Option Plan, including an increase to the fixed maximum number of securities issuable under the Stock Option Plan, either as a fixed number or a fixed percentage of the Company’s outstanding capital represented by such securities;

2.

a reduction in the exercise price or purchase price of outstanding options (including a cancellation of an outstanding option for the purpose of exchange for reissuance at a lower exercise price to the same person);

3.	an extension of the expiry date of an option or amending the Stock Option Plan to permit the grant of an option with an expiry date of more than seven years from the day the option is granted;

4.	an expansion of the class of eligible recipients of options under the Stock Option Plan that would permit the reintroduction of non-management directors;

5.

an expansion of the transferability or assignability of options (including any tandem SARs connected therewith), other than to a spouse or other family member; an entity controlled by the option holder or spouse or family member; an RRSP or RRIF of the option holder, spouse or family member; a trustee, custodian or administrator acting on behalf of, or for the benefit of, the option holder, spouse or family member; any person recognized as a permitted assign in such circumstances in securities or stock exchange regulatory provisions; or for estate planning or estate settlement purposes;

6.	any amendment of the Stock Option Plan to increase any maximum limit of the number of securities:

(a)	issued to insiders of the Company within any one-year period, or

(b)	issuable to insiders of the Company at any time;

which may be specified in the Stock Option Plan, when combined with all of the Company’s other security-based compensation arrangements, to be in excess of 10% of the Company’s total issued and outstanding securities, respectively;

7.

if the Stock Option Plan has a fixed maximum number of securities issuable, the addition of any provision that allows for the exercise of options without cash consideration, whether the option holder receives the intrinsic value in the form of securities from treasury or the intrinsic value in cash, which does not provide for a full deduction of the underlying Common Shares from the maximum number issuable under the Stock Option Plan or, if the Stock Option Plan does not have a fixed maximum number of securities issuable, the addition of any provision that allows for the exercise of options without cash consideration where a deduction may not be made for the number of Common Shares underlying the options from the Stock Option Plan reserve; and

8.	a change to the amendment provisions of the Stock Option Plan;

provided that shareholder approval will not be required for increases or decreases or adjustment to the number of Common Shares subject to the Stock Option Plan, deliverable upon the exercise of any option or subject to SARs, or adjustment in the exercise price for shares covered by options and the making of appropriate provisions for the continuance of the options (and related tandem SARs) outstanding under the Stock Option Plan to prevent their dilution or enlargement in accordance with the section or sections of the Stock Option Plan that provide for such increase, decrease, adjustments or provisions in respect of certain events, including the subdivision or consolidation of the Common Shares or reorganization, merger, consolidation or amalgamation of the Company, or for the amendment of such section or sections.

The Board of Directors has authority (without shareholder approval required) to make other amendments to the Stock Option Plan or any option (and related tandem SAR) relating to:

1.

clerical or administrative changes (including a change to correct or rectify an ambiguity, immaterial inconsistency, defective provision, mistake, error or omission or clarify the Stock Option Plan’s provisions or a change to the provisions relating to the administration of the Stock Option Plan);

2.

changing provisions relating to the manner of exercise of options (or related tandem SAR), including changing or adding any form of financial assistance provided by the Company to participants or, if the Stock Option Plan has a fixed maximum number of securities issuable, adding provisions relating to a cashless exercise that provides for a full deduction of the underlying Common Shares from the maximum number issuable under the Stock Option Plan;

3.

changing the eligibility for and limitations on participation in the Stock Option Plan (other than amendments of the Stock Option Plan to increase any maximum limit of the number of securities that may be issued or issuable to insiders that may be specified in the Stock Option Plan or the reintroduction of participation by non-management directors);

4.	changing the terms, conditions and mechanics of grant, vesting, exercise and early expiry of options (or related tandem SARs);

5.

changing the provisions for termination of options so long as the change does not permit the Company to grant an option (and related tandem SAR) with an expiry date of more than seven years or extend an outstanding option’s expiry date;

6.

additions, deletions or alterations designed to respond to or comply with any applicable law or any tax, accounting, auditing or regulatory or stock exchange rule, provision or requirement or to allow option holders to receive fair and equitable tax treatment under any applicable tax legislation; and

7.	certain changes to provisions on the transferability of options (and related tandem SARs) that do not require shareholder approval as described above.

No amendment of the provisions of the Stock Option Plan or any option may, without the consent of the optionee, adversely affect or impair any options previously granted to an optionee under the Stock Option Plan.

SHAREHOLDER PROPOSALS

Shareholder proposals to be considered at the 2014 Annual General Meeting of shareholders of the Company must be received at the principal executive offices of the Company no later than December 22, 2013 to be included in the Information Circular and form of proxy for such annual meeting.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com and on the Company’s website at www.methanex.com. Financial information is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis (“MD&A”) for the most recently completed financial year.

The Company will provide to any person or company, without charge to any securityholder of the Company, upon request to the Corporate Secretary of the Company, copies of the Company’s comparative consolidated financial statements and MD&A for the year ended December 31, 2012, together with the accompanying auditor’s report and any interim consolidated financial statements of the Company that have been filed for any period after the end of the Company’s most recently completed financial year.

If a registered holder or beneficial owner of the Company’s securities, other than debt instruments, requests the Company’s annual or interim financial statements or MD&A, the Company will send a copy of the requested financial statements and MD&A (provided it was filed less than two years before the Company receives the request) to the person or company that made the request, without charge.

Pursuant to National Instrument 51-102, the Company is required to send a request form to registered holders and beneficial owners of the Company’s securities, other than debt securities, that such registered holders and beneficial owners may use to request a copy of the Company’s annual financial statements and MD&A, interim financial statements and MD&A, or both. Registered holders and beneficial owners should review the request form carefully. In particular, registered holders and beneficial owners should note that, under applicable Canadian securities laws, the Company is only required to deliver the financial statements and MD&A to a person or company that requests them. Failing to return a request form or otherwise specifically requesting a copy of the financial statements or MD&A from the Company may result in a registered holder or beneficial owner not being sent these documents. Copies of these documents can also be found at www.sedar.com and the Company’s website at www.methanex.com.

APPROVAL BY DIRECTORS

The contents and the sending of this Information Circular have been approved by the Board of Directors of the Company.

DATED at Vancouver, British Columbia this 8th day of March, 2013.

RANDY MILNER SENIOR VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY

SCHEDULE A

METHANEX CORPORATE GOVERNANCE PRINCIPLES

1. OBJECT OF THESE CORPORATE GOVERNANCE PRINCIPLES

The Board of Directors of Methanex Corporation (the “Company”) has adopted these Corporate Governance Principles as it is responsible for providing the foundation for a system of principled goal-setting, effective decision-making and ethical actions, with the objective of establishing a vital corporate entity that provides value to the Company’s shareholders.

2. CODE OF ETHICS

All directors, officers and employees are expected to display the highest standard of ethics. The Company has a Code of Business Conduct to establish guidelines for ethical and good business conduct by directors, officers and employees and the Code shall include guidance regarding conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality, fair dealing with third parties, compliance with laws and the reporting of illegal or unethical behaviour. The Board, through the Corporate Governance Committee, shall monitor compliance with the Code and annually review the Code’s contents.

3. BOARD RESPONSIBILITIES

The business of the Company is conducted by its employees, managers and officers, under the direction of the President and Chief Executive Officer (the “CEO”) and the stewardship and supervision of the Board of Directors.

The Board’s mandate is to oversee and provide policy guidance on the business and affairs of the Company, which includes;

•	monitoring overall corporate performance;

•	overseeing compensation and succession planning for, and performance of, executive officers, including the appointment and performance of the CEO;

•	adopting a strategic planning process and approving, at least annually, a strategic plan that takes into account, among other things, the opportunities and risks of the business;

•	evaluating the integrity of, and overseeing the implementation of, the Company’s management information systems and internal controls and procedures;

•	identifying and overseeing the implementation of systems to manage the principal risks of the Company’s business;

•	overseeing the implementation of appropriate disclosure controls, including a communication policy for the Company;

•	developing the Company’s approach to corporate governance; and

•	to the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and executive officers create a culture of integrity throughout the organization.

4. DIRECTOR RESPONSIBILITIES

Act in best interests

The primary responsibility of each director is to:

a)	act honestly and in good faith with a view to the best interest of the Company; and,

b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Participation

Directors are expected to prepare for, attend, and participate in meetings of the Board and the committees of which they are members. Directors will maintain the confidentiality of the deliberations and decisions of the Board and information received at meetings, except as may be specified by the Chairman or if the information is publicly disclosed by the Company.

Performance

Performance as a director is the main criterion for determining a director’s ongoing service on the Board. To assist in determining performance, each director will take part in an annual performance evaluation process that shall include a self-evaluation and a confidential discussion with the Chairman.

Ongoing education

Directors are encouraged to attend seminars, conferences, and other continuing education programs to help ensure that they stay current on relevant issues such as corporate governance, financial and accounting practices and corporate ethics. From time to time, the Corporation will arrange for site visits and other special presentations intended to deepen the directors’ familiarity with the Company and its affairs.

5. BOARD LEADERSHIP

Selection of Chairman and CEO

The Board elects its Chairman and appoints the Company’s CEO. As a general principle, the Board believes that the Chairman and the CEO should not be the same person.

Lead Independent Director

In order to ensure independent Board leadership, the Board is committed to having either an independent Chairman or a Lead Independent Director. If the Chairman is not independent, the independent directors on the Board (please refer to Exhibit A for definition of independent director) shall select from among themselves a Lead Independent Director.

Either the Chairman or the Lead Independent Director, as applicable, shall chair regular meetings of the independent directors and assume other responsibilities described in the Terms of Reference for the Chairman or the Lead Independent Director (as applicable) or which the Corporate Governance Committee may designate.

6. BOARD MEMBERSHIP

Criteria for Board membership

The Corporate Governance Committee will review each year the credentials of candidates to be considered for nomination to the Board. The objective of this review will be to maintain a composition of the Board that provides a satisfactory mix of skills and experience. This review will include taking into account the desirability of maintaining a reasonable diversity of personal characteristics but maintaining common characteristics such as personal integrity, achievement in individual fields of expertise and a willingness to devote necessary time to Board matters. The Corporate Governance Committee will recommend to the Board the action to be taken to effect changes in incumbent directors if, in the opinion of the Committee after discussion with the Chairman and the CEO, such changes are deemed appropriate.

New directors

The Corporate Governance Committee is responsible for identifying new candidates to be recommended for election to the Board and is also responsible for establishing criteria for the selection of new directors and conducting all necessary inquiries into their backgrounds and qualifications and making recommendations to the full Board.

Majority voting

The Company has implemented a majority voting policy which provides that any nominee for election as a director at an Annual General Meeting for whom the number of votes withheld exceeds the number of votes cast in his or her favour, is deemed not to have received the support of shareholders even though duly elected as a matter of law.

Orientation

The Company will provide new directors with an orientation to the Company, its management structure and operations, the industry in which the Company operates, and key legal, financial and operational issues. An information package will be provided that will include information about the duties of directors, the business of the Company, documents from recent Board meetings, information regarding corporate governance and the structure and procedures of the Board and its committees. New directors will also be provided with an opportunity to meet senior management and other directors and to tour the Company’s operations.

Board composition

The Company’s bylaws provide for the directors to establish the number of directors to sit on the Board within a broad minimum/maximum range. The directors are to determine a size of Board large enough to provide a diversity of expertise and opinion, yet small enough to allow for efficient operation and decision-making. The Corporate Governance Committee annually reviews the size of the Board and recommends any changes it determines appropriate. The Board is to be composed of a substantial majority of independent directors.

Directors who change their occupation

Directors who retire or otherwise leave or change their employment, should not necessarily leave the Board. In this circumstance, the Corporate Governance Committee shall review the appropriateness of a director’s continued service on the Board. When continued service does not appear appropriate, the director may be asked to stand down.

Term limits

The Directors are elected by the shareholders at every Annual General Meeting. The term of office of each director shall expire at the close of the Annual General Meeting of Shareholders following that at which he or she was elected.

Cumulative term limits for directors should not be established as this could have the effect of forcing directors off the Board who have gained a deep and detailed knowledge of the Company’s operations and business affairs. At the same time, the value of some turnover in Board membership to provide an ongoing input of fresh ideas and new knowledge is recognized. The Corporate Governance Committee shall review annually the membership of the Board to enable the Board to manage its overall composition and maintain a balance of directors to ensure long-term continuity.

Retirement age

The Board has determined that there should not be a mandatory retirement age for directors.

Other Board memberships

Whether service on other boards is likely to interfere with the performance of a director’s duties to the Company depends on the individual and the nature of their other activities. The Board believes that the commitment required for effective membership on the Company’s Board is such that directors are to consult with the Chairman and the Chair of the Corporate Governance Committee prior to accepting an invitation to serve on another board.

7. BOARD COMPENSATION

Directors are required to devote significant time and energy to the performance of their duties. To attract and retain able and experienced directors, they are to be compensated competitively. The Corporate Governance Committee is responsible for reviewing the compensation and benefits of directors and making a recommendation to the Board. Directors who are employees of the Company receive no additional compensation for service on the Board.

Director compensation consists of cash and share-based long-term incentives. The cash portion may be comprised of an annual retainer, meeting fees and supplemental fees for committee Chairs. The long-term incentives will normally be structured so as to vest over time because time-based vesting assists in retaining the continued services of directors and aligning their actions with long-term shareholder interests.

8. SHARE OWNERSHIP

The Company shall establish Company share ownership requirements for directors and executive officers. Other managers of the Company will have share ownership guidelines. These requirements and guidelines help to more closely align the economic interests of these individuals with those of other stockholders.

9. ASSESSING THE BOARD’S PERFORMANCE

The Board and each Board committee will conduct an annual self-evaluation. The Corporate Governance Committee is responsible for overseeing these evaluations and reporting their results to the Board. The purpose of these reviews is to contribute to a process of continuous improvement in executing the responsibilities of the Board and its committees.

All directors are encouraged to make suggestions on improving the practices of the Board and its committees at any time and to direct those suggestions to the Chairman or the appropriate committee Chair.

10. BOARD’S INTERACTION WITH STAKEHOLDERS

It is the function of management to speak for the Company in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public, and the Board shall ensure that the Company has systems in place to receive feedback from stakeholders. If comments from the Board are appropriate, they should, in most circumstances, come from the Chairman. If shareholders or other stakeholders communicate with the Chairman or other directors, management will be informed and consulted in order to formulate the appropriate response.

11. MEETING PROCEDURES

Scheduling of Board meetings and selection of agenda items

The Board holds approximately six regular Board meetings each year. The Chairman and the CEO, in consultation with the Corporate Secretary, develop the agenda for each Board meeting. Directors are encouraged to suggest items they would like to have considered for the meeting agenda.

Board materials distributed in advance

Information supporting Board meeting agenda items is to be provided to directors approximately seven days before the meeting. Such materials should focus attention on the critical issues to be considered by the Board.

Non-directors at Board meetings

The Chairman shall ensure those Company officers and other members of management who attend Board meetings (1) can provide insight into the matters being discussed and/or (2) are individuals with high potential who the directors should have the opportunity to meet and evaluate. Management should consult with the Chairman if it proposes that any outside advisors attend a Board meeting.

Sessions of independent directors

Every in-person Board meeting shall be accompanied by an independent directors’ session at which no executive directors or other members of management are present. The object of the session is to ensure free and open discussion and communication among the non-executive, independent directors. The Chairman (or the Lead Independent Director if the Chairman is not independent) shall chair such meetings. If the Lead Independent Director chairs such meetings, he or she shall regularly advise the Chairman of the business of such meetings.

12. COMMITTEE MATTERS

Committee structure

The Board, through the Corporate Governance Committee, shall constitute such committees as it determines necessary and as may be required by law. Each committee will have its own mandate that shall set forth the committee’s responsibilities, structure and procedure.

The current committee structure and the performance of each committee are to be reviewed annually by the Corporate Governance Committee.

Assignment of directors to committees

The Corporate Governance Committee is responsible for proposing to the Board the individuals who will be the Chair and members of each committee on an annual basis. In preparing its recommendations, the Committee will consult with the Chairman and the CEO and take into account the preferences of the individual directors.

Committee assignments should be based on the director’s knowledge, interests and areas of expertise. The Board believes experience and continuity are more important than rotation and that directors should only be rotated if doing so is likely to improve Committee performance or facilitate the work of the Committee.

Frequency and length of committee meetings

Each committee Chair will develop that committee’s meeting agenda through consultation with members of the committee, management and the Corporate Secretary. The Chair of each committee will determine the schedule of meetings of that committee based upon an annual work plan designed to discharge the responsibilities of the committee as set out in its mandate.

13. BOARD RELATIONSHIP TO SENIOR MANAGEMENT

Directors have complete access to the Company’s senior management. Written communications from directors to members of management will be copied to the Chairman and the CEO.

The Board also encourages directors to make themselves available for consultation with management outside Board meetings to provide counsel on subjects where such directors have special knowledge and experience.

14. ACCESS TO RESOURCES AND ENGAGEMENT OF ADVISORS

The Board and each committee shall have the resources and authority appropriate to discharge their duties and responsibilities. This shall include the power to hire outside advisors without consulting or obtaining the approval of management in advance. Any individual director who wishes to engage an outside advisor should review the request with the Chairman.

15. EVALUATION AND SUCCESSION OF EXECUTIVE OFFICERS

Performance evaluation of the CEO

The Board, through the Human Resources Committee, will annually review the CEO’s performance as measured against mutually agreed goals and objectives. This review will also be used in establishing the CEO’s annual compensation.

Performance evaluation and succession planning of executive officers

The Board, through the Human Resources Committee, will annually review the performance and compensation packages of the officers of the Company who report directly to the CEO and any other officer whose compensation is required to be publicly disclosed and will also annually review the succession plan for the CEO and the executive officers.

16. REVIEW OF CORPORATE GOVERNANCE PRINCIPLES

The Corporate Governance Committee shall review these Corporate Governance Principles periodically and report to the Board any recommendations it may have for their amendment.

EXHIBIT A to the Methanex Corporate Governance Principles

“Independent Director” means a person other than an Executive Officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. For purposes of this rule, “Family Member” means a person’s spouse, parents, children and siblings, whether by blood, marriage or adoption, or anyone residing in such person’s home. The following persons shall not be considered independent:

(A)	a director who is, or at any time during the past three years was, employed by the Company;

(B)

a director who accepted or who has a Family Member who accepted any compensation from the Company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following:

(i)	compensation for board or board committee service;

(ii)	compensation paid to a Family Member who is an employee (other than an Executive Officer) of the Company; or

(iii)	benefits under a tax-qualified retirement plan, or non-discretionary compensation.

(C)	a director who is a Family Member of an individual who is, or at any time during the past three years was, employed by the company as an Executive Officer;

(D)

a director who is, or has a Family Member who is, a partner in, or a controlling Shareholder or an Executive Officer of, any organization to which the Company made, or from which the Company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more, other than the following:

(i)	payments arising solely from investments in the Company’s securities; or

(ii)	payments under non-discretionary charitable contribution matching programs.

(E)

a director of the Company who is, or has a Family Member who is, employed as an Executive Officer of another entity where at any time during the past three years any of the Executive Officers of the Company serve on the compensation committee of such other entity; or

(F)

a director who is, or has a Family Member who is, a current partner of the Company’s outside auditor, or was a partner or employee of the Company’s outside auditor who worked on the Company’s audit at any time during any of the past three years.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: March 22, 2013	By:	/s/ RANDY MILNER
	Name:	Randy Milner
	Title:	Senior Vice President, General Counsel & Corporate Secretary